Exhibit 1

Brookfield

Interim Report Q1 2010

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010[1]	2009[1]	2009[2]
Per fully diluted common share[3]
Cash flow from operations	$0.60	$0.42	$0.46
Underlying value – adjusted IFRS basis[4]	29.09	28.53	n/a
Net income (loss)	0.25	(0.52)	0.15
Total
Cash flow from operations	$366	$248	$273
Underlying value – adjusted IFRS basis[4]	17,081	16,706	n/a
Net income (loss)	164	(292)	93

1.	IFRS basis.
2.	Canadian GAAP basis.
3.	Excludes dilution from capital securities which the company intends to redeem prior to conversion.
4.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions expected to be utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of financial results). Underlying values were determined as at March 31, 2010 and December 31, 2009.

LETTER TO SHAREHOLDERS

Overview

We are seeing improved fundamentals in virtually all of our businesses, which confirms to us that the economic recovery has begun to take hold. As a result, our operations performed well in the first quarter and should continue to do so for the balance of the year. And while we are cognisant of the broad set of challenges the world has in front of it, we believe that this continues to be an exceptional period of time to be acquiring assets, as virtually everything we have been purchasing has been done so at meaningful discounts to replacement cost. This enables us to have a significant margin of safety with these acquisitions, and the potential to generate very attractive returns over the longer term.

Among the various transactions we are working on, two moved from passive debt holdings into active negotiations during the quarter. The first is our bid to assist General Growth to recapitalize itself, and the second is our involvement with a portfolio of office properties in Washington, D.C. While each is important to us, they have already received more than their fair share of press. So before covering these, we would like to tell you about how we are doing otherwise.

Operating Results

Our renewable power business experienced favourable hydrology conditions that enabled us to generate electricity at a level above the long-term average. Furthermore, the long-term profile of our contracts enabled us to generate strong cash flows, despite lower spot energy prices across North America. We achieved average revenues for the quarter of $81 per megawatt hour compared with $73 per megawatt hour last year. Assuming average water conditions, this should enable us to produce strong returns for 2010.

During the quarter, we acquired a 15 megawatt hydro facility in Maine and completed construction of two projects in Brazil totalling 65 megawatts, which are now operational. We also signed contracts for the sale of electricity for two new development projects which enabled us to launch construction. These included a 20-year contract on a 165 megawatt ±$425 million wind facility in southern Ontario and a 40-year contract on a 45 megawatt ±$200 million hydro facility in British Columbia.

Our commercial office business generated stronger cash flows in the current quarter than in 2009. Leasing was

Q1 2010 INTERIM REPORT	1

strong in Canada and Australia, and for the first time in two years, picked up in virtually all markets across the U.S. Occupancy in our portfolio remains solid and we believe that rental rates have bottomed in most global markets. Decisions which had been delayed on space requirements are now back on the agenda with most corporations. In this regard, we leased approximately 3 million square feet of space in our portfolio, which was more than 50% of the total space leased in all of 2009.

We continue to advance the leasing and construction of three new signature office projects. Our 1.2 million square foot Bay Adelaide Centre in Toronto is complete and now close to 80% leased. Our 930,000 square foot property in Perth is 75% leased to BHP Billiton and scheduled for completion in 2011, and our 800,000 square foot Faria Lima property in central São Paulo is now 30% complete, with substantial leasing demand. We also added an office development site in London to our future pipeline.

Subsequent to quarter end, we received all regulatory and shareholder approvals to convert our 90% owned Canadian office company into a REIT. Subject to price and capital allocation decisions, our intention will be to decrease our interest in this entity over time, and turn this into a widely held large capitalization REIT in the Canadian market, while at the same time liberating capital to be redeployed elsewhere in our operations.

Our residential housing operations outside of the U.S. achieved strong results in the first quarter. The Canadian industry has been consistently strong, driven in part by a favourable environment which we expect to continue. In Australia, residential demand was strong enough that it led the government to continue to raise rates to cool the market. Brazil has also been robust, with strong demand across the board. Finally, in the U.S., residential housing appears to have passed through the bottom of the cycle.

As a further indication of what is occurring globally, our timber operations had their first good month in over two years in April and reported reasonable cash flows. Orders began to increase across North America, and for the first time ever, Chinese demand was meaningful for our business. It is expected that our timber operations will report substantially increased results for 2010, although not yet at the expected average level of cash flow. We have been “storing our trees” over the past few years, so as prices increase we will begin to sell our surplus inventory. As a result, for a period of time the cash flows from this business should exceed the average levels expected over the longer term.

Our regulated transmission, rail and port operations contributed stable returns, as one would expect from regulated rate-base businesses. On a positive note, we agreed with our constituents to a new five-year tariff for our coal terminal in Australia. With all parties’ consent we have filed approval of these rates with regulators. In our other port operations, volumes increased 15% year-over-year, as inventory restocking pushed shipments of goods higher globally. In our pipeline business in the U.S., we have an agreement in principle to settle the issues encountered on the NGPL pipeline with the U.S. Federal Regulatory Energy Commission.

A number of our restructuring fund investments, which by their nature are cyclical investments, have seen dramatic positive changes in their business outlook over the past six months. This includes our investments in Norbord and Ainsworth, both of which produce OSB panelboard products. OSB prices started the year near $150 per unit and closed in on $400 in the past few weeks. During the quarter, we sold nine million shares of Norbord for $150 million in order to enhance the float of the company, although we continue to own 63% on a fully diluted basis. At the same time, we reached agreement to acquire a further 25% of Ainsworth, an investment held for many years in our restructuring fund, from another large holder, increasing our interest in this company to 53%, subject to competition and anti-trust approvals. Once this is in place, we will consider our options for both of these investments.

For the balance of this year and next, we expect to focus on investing substantial amounts of capital. In this regard, it has been difficult to keep up with the number of very attractive opportunities which are finding their way to us. We are working hard to maintain our financial flexibility and not stretch our human resources, in order to be in a position to respond quickly to the exceptional transactions.

And while we are always harvesting some capital in order to fund new growth opportunities in our operations, we believe that on balance, most of our assets continue to have major value increases coming as the full recovery takes hold. Furthermore, a vast majority of the assets we recently purchased are still being operationally improved and integrated into our risk and financing plans. It will take time for the full value of many of these assets to completely surface.

How We Generate Returns

As many of you know, from time to time we like to use these shareholder letters to describe various areas of our business to you in more detail. This quarter, we decided to focus on how we attempt to differentiate ourselves from others, and how we generate value for you. The following attempts to capture this.

Simply stated, our business strategy is to provide world-class asset management services on a global basis, focused on real assets such as property, renewable power and infrastructure assets. Our business model is to utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our leading operating platforms to achieve reliable attractive long-term total returns for the benefit of our

2	BROOKFIELD ASSET MANAGEMENT

clients and the company.

We focus on assets and businesses that form part of the critical backbone of economic activity, such as generating reliable clean electricity, providing high quality office space in major urban markets, or transporting goods and resources to or from key locations. These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

Our business is organized into a number of operating groups that we have established over many years, and is comprised of more than 15,000 employees. These groups, with their broad operating capabilities and expertise, enable us to maximize the value of our operating assets, businesses and investments.

To facilitate an efficient and risk averse way to finance our business, we have established a number of private and public entities to enable our clients and other investors to participate with us in the ownership of these assets. Our clients are sovereign wealth funds, pension funds, insurance companies, high net worth individual investors and retail customers on a global basis. These funding entities provide us with additional capital, and often provide compensation for our efforts on their behalf, which enables us to increase operating cash flow per share at a faster rate than if we relied solely on deploying our own capital. These activities also provide us with additional capital to pursue a broader range of transactions and expand our operating base without straining our own resources, as well as establishing important relationships with many of the world’s premier global investors.

We often get asked how we are compensated in our asset management business, and how we differ from other asset management companies. We believe that we differ in three important ways.

•

The first is the industry leading operating platforms we have built up over many years. Our commitment to maintaining these platforms has enabled us to attract and retain best-in-class people and gives us the capability to maximize the long-term cash flows and values of our assets.

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The second difference is our substantial permanent capital base which today is approximately $33 billion. As a result, we are in a position to commit substantial amounts of capital to the same investment strategies alongside our clients. This invested capital aligns our interests with our clients, generates substantial cash flows to reinvest and provides a solid capitalization to further enhance our role as a reliable sponsor of investment transactions.

•	The third difference is how we seek to benefit from managing assets for our clients and investment partners. The significant annual cash flow that we generate on our own capital, and the scale of our operations allow us to fund our activities without being overly dependent on large base management fee streams to cover the operating costs that we incur. And while we often receive fees from clients, our capital base enables us to be more open to earning returns in the form of equity participations or other long-term interests which typically align well with our clients and co-investors.

As examples, the following are some of the ways we benefit from these asset management activities:

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In many cases, we are compensated in a traditional manner, which includes a base management fee and some form of incentive return that is based on performance. As noted above, our strong cash flow position allows us to skew our returns towards performance based compensation if we choose.

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Another way we generate returns is to assume certain risks from others, and therefore our rewards are commensurately higher or if we are wrong, lower. For example, in the case of our 50%-owned Canadian Brookfield Renewable Power Fund, we purchase almost all of the electricity generated by it at a fixed rate. This provides the other investors in the Fund with cash flow stability to support a reliable payout distribution policy, consistent with the profile of the Fund. On the other hand, it provides us with additional electricity and an increased opportunity to participate in future increases (or decreases) in electricity prices.

•

We also list some of our business units on public stock exchanges. For example, we took our Brazilian residential business public on the Bovespa in 2006 and since then we have completed two mergers and two further equity financings. While we have earned no direct compensation in respect of the capital provided by other shareholders in the business (i.e., no fees or promotes are paid to us by the other shareholders), these financings enabled us to establish an initial value for the business greater than when we invested in the business, and also allowed us to expand into new geographic markets and the important middle-income segment without committing additional capital resources from our own balance sheet. The company had a record year in 2009 and we have benefitted from our participation in these increased returns as an investor, far greater than that we would have been able to, if we had not taken the company public.

There are many other ways we utilize our asset management activities to generate returns, and we will try to point these out to you in the future. In the interim, rest assured that our focus is on generating the maximum amount of value out of our franchise on a per share basis. We are never too concerned how we earn this value, or in what form it comes. On the other hand, we are very focused on ensuring we generate solid returns for our clients, and that the value of our asset management franchise ultimately accrues to our shareholders.

Q1 2010 INTERIM REPORT	3

International Financial Reporting

Standards (IFRS) Balance Sheet

Over the past year, we have provided supplementary disclosure on how our IFRS statements will look once IFRS accounting is adopted by us. As you will see in our detailed materials, we have now fully converted our financial statements to IFRS accounting, and the March 31 balance sheet as well as the first quarter results are completed under these standards.

While no accounting methodology is perfect, we believe IFRS accounting is the most representative of the true underlying economics of a business such as ours. As a result, for the first time we believe our adjusted balance sheet, cash flow and income statement represent a close approximation of the tangible asset value of the company (value of assets with no value reflected for the franchise). And while we are sure we will have to refine our disclosures over the next year to get it “right” for you, we believe that at the end of that period, you will have a much greater understanding of our company. An abridged balance sheet is as follows:

(BILLIONS)
Assets	$ 66.0

Corporate debt	$3.5
Non-recourse liabilities	22.5
Other payables	7.0
Equity of the business	33.0
$66.0

The $33 billion of permanent equity, which includes deferred taxes, (which assumes we liquidate the business; something we do not intend to do) supports a $66 billion balance sheet with approximately $26 billion of liabilities, only $3.5 billion of which are recourse to the parent company. On top of this, we manage a further ±$40 billion of client assets both in private funds and public securities which are not consolidated onto our balance sheet.

On an adjusted IFRS value basis, the underlying value of the company for a common shareholder increased to $29.09 from $28.53 at year end. Adding to that, the $0.13 dividend received by shareholders, this resulted in approximately a 10% annualized return during the quarter. Furthermore, this excludes any revaluation of our power or utilities operations as we have chosen to revalue these only once a year.

General Growth

Background:

Two years ago, prior to General Growth entering bankruptcy in the U.S., we approached General Growth to complete a “pre-packaged” recapitalization plan with us. Events overtook us but we were fortunate to have completed extensive due diligence on General Growth in order to understand the assets, and the management platform that they had. During early 2009, this led us to both acquire a significant debt position in the company, and more importantly, to educate a number of our institutional clients on our thesis that General Growth was a company which fit the profile of the perfect restructuring candidate. These actions led us to an agreement with General Growth in the first quarter of 2010 on our sponsorship, with a number of our Real Estate Turnaround Fund partners, of a recapitalization plan for General Growth, that was shortly thereafter supplemented with investments alongside us by two best-in-class investors, Pershing Square Capital and Fairholme Capital, all of whom have been exceptional partners.

Our view of General Growth was and is very simple. General Growth is a great company, which has excellent assets and whose scale, quality and platform would be impossible to replicate other than possibly by paying substantial premiums to tangible value for assets over a very long period of time. Other than a few events conspiring to cause the company a number of issues (too much short-term debt, the total shut-down of the capital markets, and a consumer-led U.S. recession), this opportunity would never have been available.

Too often we see companies with broken operating models in bankruptcy. Restructuring these companies is very hard work and sometimes the price at which you acquire your debt does not justify the risk taken. We try to avoid these situations. On the other hand, the great restructurings involve a company which is experiencing temporary issues due to market conditions or one which is overleveraged, causing stock market investors to value it at liquidation value instead of as a going concern.

General Growth has outstanding assets, great people, and a business which we believe will continue to grow. Seldom have premier retail shopping malls sold at capitalization rates above 6.5%. We believe that General Growth’s portfolio, with appropriate sponsorship, has the potential to trade at lower capitalization rates (i.e., higher values) than this as the going-in cash flows are unduly suppressed because of what they have had to endure for the last two years. As a result, growth rates should be far greater than comparable portfolios and overall returns higher.

Our Plan:

Our plan will result in new General Growth (“GGP”) emerging from bankruptcy on a standalone basis with one of the largest premier quality portfolios of retail shopping

4	BROOKFIELD ASSET MANAGEMENT

malls in the U.S. GGP will emerge with strong cash flows, a restructured balance sheet, and predominantly long-term non-recourse debt. On emergence, existing shareholders will own approximately 34% of GGP, which will be one of the largest, high quality publicly traded real estate entities in the U.S., and the second-largest retail shopping mall company in the U.S. GGP will have a prudently capitalized balance sheet, and extended maturities on virtually all of its property financings, and no corporate debt, other than a $1.5 billion newly structured corporate facility.

We believe that the Brookfield sponsored stand-alone recapitalization plan agreed to with General Growth provides an exceptional investment opportunity for existing shareholders as compared to selling the company today. Our plan is to assist GGP to grow, including re-establishing capital markets credibility, lowering the company’s cost of capital, redeveloping existing properties and expanding internationally.

The Alternative Plans:

General Growth’s largest competitor has made proposals to buy the company and alternative proposals to become a large investor in the company. We are very pleased with the support for our vision of the value of the General Growth franchise through our recapitalization plan which enables shareholders to participate in the future of General Growth. In our view, this is the wrong time to sell the company. A General Growth shareholder who would like to sell their shares has access to liquidity in cash today in the stock market, and the alternative of receiving a competitors’ stock at valuations much higher than that of the current multiple of General Growth makes no sense. Should any shareholder wish to buy these shares, they have ready access to this in the open market today.

In regards to the other alternative plan, in very simple terms, the idea of an investment in General Growth by its largest competitor is absurd. They suggested our plan should be rejected because we are receiving warrants as consideration for our commitment and sponsorship. No doubt, should they try to buy the company again in the future, the warrants will make them pay a little more. However, the amount is irrelevant to long-term returns for shareholders and the opportunity presented by the Brookfield sponsored plan is much more substantial. To put this into perspective, the value of the warrants is less than 2% of enterprise value, and therefore not meaningful to the long-term value proposition of a $30 billion company.

Summary:

With our plan, we have $2.6 billion reasons, and no conflicts, to assist General Growth to enhance the value of their company for the benefit of all shareholders. On the other hand, if the largest competitor is able to acquire a negative control block (they may not technically control General Growth with their investment, but nobody else can ever buy the company and they will never have an incentive to sell it should an appropriate opportunity arise) they have every reason to frustrate the ongoing success of General Growth to the benefit of themselves. The business conflicts which will inevitably arise are insurmountable. This includes employee retention issues, potential corporate opportunity conflicts, issues with retailers and most importantly the anti-trust issues, which would result from this type of situation on a day-to-day basis. The story is as simple as, if given the choice, would any company willingly sell 25% of its shares to its major competitor. Think about this in the context of Wells Fargo and JP Morgan, Pepsi and Coke, Apple and Microsoft, or Target and Walmart.

Portfolio of Washington Properties

We also acquired approximately 50% of the unsecured bank debt of a +$2.5 billion portfolio of office properties in Washington D.C. The portfolio has term financing at the asset level but defaulted on the interest payments on its unsecured debt. We were approached to assist with this portfolio after the ownership group defaulted on its obligations, which eventually led us to purchase the unsecured bank debt to assist a number of financial institutions.

Alternative outcomes include the borrower repaying our lending group at par plus accrued interest, or working out a mutually satisfactory reorganization for all involved. In the meantime we have started foreclosure proceedings which may entail us taking title to the assets, or the borrower may decide to try to stop us from doing so by filing the borrowing entity into bankruptcy. We believe our loan is well secured, and we will achieve a favourable outcome under virtually all circumstances.

Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt

Chief Executive Officer

May 6, 2010

Q1 2010 INTERIM REPORT	5

FINANCIAL INFORMATION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statements	7

Basis of Presentation	7

Management’s Discussion and Analysis of Financial Results	8

Consolidated Financial Statements	56

6	BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications.

BASIS OF PRESENTATION

Use Of Non-IFRS Accounting Measures

This Interim Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations enables a full reconciliation between this measure and net income so that readers are able to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure under International Financial Reporting Standards (“IFRS”) and differs from net income, and may differ from definitions of operating cash flow used by other companies. We derive operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with IFRS, and is reconciled to net income within the MD&A. We define it as net income prior to such items as fair value changes, depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Information Regarding the Interim Report

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

We utilize operating cash flow and underlying values in the Interim Report when assessing our operating results and financial position, and do this on a deconsolidated basis organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach.

This year we have measured invested capital based on underlying value unless otherwise stated, using the procedures and assumptions that we intend to follow in preparing our financial statements under IFRS, which we believe provides a much better representation of our financial position than historical book values. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders.

The IFRS-related disclosures and values in this document have been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first Annual IFRS reporting period, which we intend to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the March 31, 2010 and December 31, 2009 underlying values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Interim Report and additional information, including the Corporation’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

Q1 2010 INTERIM REPORT	7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 SUMMARY

OPERATING PERFORMANCE

Summary

Operating cash flow totalled $366 million in the first quarter or $0.60 per share compared to $248 million in the prior year. We benefitted from the continued stable performance of our renewable power and commercial property platforms, increased contribution from our infrastructure assets and a higher level of disposition gains within our special situations operations. Our more economically sensitive assets such as timber and residential development in America did not contribute meaningfully to results; however we are seeing improvement in these businesses and expect their contributions to increase as their markets recover.

Underlying value to common shareholders increased moderately from year end to $29.09 per share from $28.53 at year end. The change in value is primarily due to an increase in the value of our commercial property portfolio as new leases were underwritten at higher rents relative to expiring leases.

We raised $2.8 billion of capital since year end from financings, preferred share issuances and asset monetizations. We reinvested $0.4 billion into our operating platforms and we ended the quarter with overall liquidity in excess of $4 billion. In addition, we are actively pursuing a number of value enhancing opportunities with the objective of increasing returns to shareholders over the long term.

This is our first report to you under International Financial Reporting Standards (“IFRS”) and we have attempted to provide information throughout this document to assist you in understanding our transition from Canadian generally accepted accounting principles.

Business Development

Highlights during the quarter that impacted our operating results and financial position are as follows:

Renewable Power

•	Increased capacity in our renewable power operations by 80 megawatts by acquiring one facility in North America and completing development of two facilities in Brazil;

•	Secured attractive long-term power purchase agreements for a 45 megawatt hydro facility in America and a 165 megawatt wind development project in Canada;

•	Completed C$250 million preferred share issuance in our renewable power fund.

Commercial Properties

•	Leased 2.3 million square feet in North America at average net rents that are 25% higher than the expiring net rents, reducing 2010 vacancies by 70 basis points;

8	BROOKFIELD ASSET MANAGEMENT

•	Acquired a development site in the United Kingdom;

•	Issued C$275 million of preferred shares from Brookfield Properties and increased the existing bank facility by $50 million.

Special Situations

•	Sold 8.7 million shares of Norbord Inc. reducing our ownership interest to approximately 63% for proceeds of $142 million and realized a gain of $84 million;

•

Sold Concert Industries, a restructuring investment, for C$247 million, representing a total return of over 20% over a five and a half year period. The sale resulted in a $36 million gain included in operating cash flow.

Corporate

•	Continued to expand our asset management activities with $0.7 billion of new client commitments during the quarter;

•	Issued C$275 million of perpetual preferred shares and C$300 million of six and a half year bonds to refinance maturing debt and increase our capitalization.

Financial Profile

Total assets under management at quarter end were $109 billion. We invested approximately $22 billion of the capital alongside our clients and co-investors. The following charts illustrate the allocation of our assets under management and our invested capital by business segment:

Our capital is invested, primarily in renewable hydroelectric power plants in North America and Brazil, commercial office properties in central business districts of major international centres and regulated infrastructure assets globally. These segments, together with cash and financial assets, represent over 70% of our invested capital and contribute to the strength and stability of our capitalization and underlying values.

Our consolidated equity capitalization at March 31, 2010 totalled $33.3 billion of which $19.2 billion is our own capitalization and $14.1 billion represents equity invested by our partners in private funds and listed entities that we own and manage on their behalf.

Q1 2010 INTERIM REPORT	9

The following table presents the components of our equity capitalization that are reflected in our consolidated financial statements:

AS AT MARCH 31, 2010 (MILLIONS)	Co-investors	Brookfield	Total
Common equity – per IFRS financial statements	$ 10,933	$ 12,055	$ 22,988
Non-controlling interest [1]	1,138	—	1,138
Deferred income taxes	1,022	2,826	3,848
Fair value increments [2]	—	2,200	2,200
	13,093	17,081	30,174
Capital securities	1,043	656	1,699
Perpetual preferred shares	—	1,413	1,413
Total group capitalization	$ 14,136	$ 19,150	$ 33,286

1. Represents non-controlling capital invested in a listed fund that is classified as a liability for accounting purposes

2. Represents fair value increments on assets that are not revalued within our IFRS financial statements

Operating Cash Flow

The following table sets out our operating cash flows on a segmented basis:

FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Mar. 31, 2010	Mar. 31, 2009
Asset management and other services	$ 71	$ 52
Operating platforms
Renewable power generation	113	117
Commercial properties	70	56
Infrastructure	30	19
Development activities	8	(12)
Special situations	126	8
Cash and financial assets	86	108
Other assets/realization gains	—	29
	504	377
Less: Interest expense	(75)	(60)
Operating costs and current income taxes	(63)	(69)
Operating cash flow	$ 366	$ 248
– Per share	$ 0.60	$ 0.42

Power generating operations contributed net operating cash flow of $113 million in the first quarter of 2010 compared to $117 million last year. Our hydro facilities produced higher levels of generation relative to the prior year and compared to long-term average with newly commissioned facilities providing some of the increase. Realized prices also increased as the portfolio benefitted from currency appreciation and from long-term contracts secured since the prior quarter at prices higher than spot market. This increase was offset by higher interest costs and an increase in the share of earnings attributable to non-controlling interests, following the partial monetization of Canadian facilities during 2009.

Commercial property results during the quarter were stable, reflecting the contractual nature of the underlying leases and the high level of global occupancy. Cash flows on a local currency and same property basis grew by 5% over last year reflecting new leases signed at higher rents as well as a reduction in operating expenses. Net operating cash flow continues to benefit from lower interest rates on floating rate debt. In total, operating cash flow increased to $70 million in the first quarter of 2010 from $56 million last year. The overall occupancy level of our properties was 95% at quarter end, with an average lease term of seven years with high quality tenants and average in-place rents that are approximately 7% below comparable average market rents.

Infrastructure operations contributed $30 million in the first quarter of 2010 compared to $19 million in 2009. The improved results reflect the contribution from a global portfolio of utility and fee-for-service businesses acquired in the fourth quarter of 2009. These assets are predominantly rate regulated or contractual in nature, increasing the stability of cash flows in this platform and giving us a high level of visibility in respect of future earnings. In addition, we continue to own and operate renewable timberland resources which contributed minimally to operating results in the quarter but which are well positioned to provide cash flow growth as the economy recovers and margins improve.

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Development activities contributed cash flows of $8 million in the first quarter compared to an outflow of $12 million in 2009. The increase reflects improved results in our U.S. residential business and strong contributions from our Canadian and Brazilian residential businesses. The first quarter typically provides lower cash flows from residential activity due to the seasonal nature of home and lot sales in our principal markets.

Special situations cash flows were significantly higher in 2010 totalling $126 million compared to $8 million in 2009. The current quarter included a $84 million gain on the partial monetization of our investment in a panel board business and a $36 million gain on the sale of an industrial business owned by one of our restructuring funds which represented an annualized return over a five and half year period in excess of 20%. Both investments were made during periods of distress and accordingly we benefitted from a low cost base and an improvement to the operating environment.

The contribution from asset management and other securities increased by $19 million to $71 million reflecting a higher level of asset management fees and a larger contribution from our construction business.

The contribution from cash and financial assets totalled $86 million in the quarter compared to $108 million in the first quarter of 2009. The decrease reflects a lower level of gains. Realization gains in 2009 of $29 million arose on the sale of wind and hydroelectric generation facilities to our 50%-owned renewable power fund.

Interest expense at the corporate level increased to $75 million due to higher average borrowing levels and coupons on financings during 2009 while operating costs declined slightly during the period.

Invested Capital

The following table summarizes our invested capital:

	Brookfield’s Invested Capital[1]		% of Capital
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Asset management and other services	$750	$803	4%	4%
Operating platforms
Renewable power generation	7,895	8,018	36%	37%
Commercial properties	5,132	4,841	23%	22%
Infrastructure	1,567	1,546	7%	7%
Development activities	2,473	2,403	11%	11%
Special situations	1,631	1,631	7%	7%
Cash and financial assets	1,805	1,645	8%	8%
Other assets/realization gains	950	945	4%	4%
	22,203	21,832	100%	100%
Less: Corporate obligations	(3,273)	(3,372)
Accounts payable and other	(1,980)	(2,028)
Preferred shares and capital securities	(2,069)	(1,776)
Common equity – IFRS basis	14,881	14,656
Unrecognized value under IFRS	2,200	2,050
Underlying value	$17,081	$16,706
Per share	$29.09	$28.53

1.   At underlying value, excludes accounting provisions for future tax liabilities

The allocation of invested capital was relatively unchanged during the quarter. Corporate obligations, which include contingent swap accruals of $802 million (December 31, 2009 – $779 million) decreased slightly while preferred shares increased following the issuance of C$275 million ($269 million) of perpetual preferred shares during the quarter.

Q1 2010 INTERIM REPORT	11

Underlying Values

Our underlying values increased by $450 million ($0.69 per share) during the first quarter of 2010, prior to common share distributions of $75 million, or $0.13 per share. This represents an annualized total return of 10%. The increase reflect the retention of operating cash flow and gains, as well as an increase in the valuation of our commercial office portfolios. Our renewable power and utility operations are revalued annually, and any quarterly valuation changes relating to these assets are typically limited to accounting depreciation and currency movements. Therefore this reflects only a partial update of our underlying values.

The following table provides an analysis of the changes in our underlying values during the quarter and relates these changes to our Net Income, Other Comprehensive Income and other items in our Statement of Changes in Equity such as shareholder distributions.

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Underlying Value	Financial Statement Allocation			Underlying Value
	Total	Net Income	Other Comprehensive Income	Other Items [1]	Per Share
Opening equity value	$ 16,706	$ —	$ —	$ —	$ 28.53
Operating cash flow[2]	366	281	—	85[1]	0.60[5]
Less: preferred share dividends	(16)	—	—	(16)	n/a5
Fair value changes	101	61	40	—	0.11
Foreign currency	3	—	3	—	—
Unrecognized values[3]	150	n/a	n/a	n/a	0.24
Depreciation and amortization	(157)	(157)	—	—	(0.26)
Other	3	2	(7)	8	—
Total return – pre-tax	450	187	36	77	0.69
Common share dividends	(75)	—	—	(75)	(0.13)
Deferred income taxes[4]	n/a	(23)	(5)	(9)	n/a
Total change in value	375	164	31	(7)	0.56
Closing equity value	$ 17,081	$ 164	$ 31	$ (7)	$ 29.09

1. Other items included in Statement of Changes in Equity

2. Includes an $85 million disposition gain on sale of shares that is recorded in Statement of Changes in Equity under IFRS

3. Revaluation of items not reflected at fair value under IFRS

4. Underlying values presented on a pre-tax basis

5. Operating cash flow per share shown net of preferred share dividends

We define underlying value as our common equity as presented in our IFRS financial statements adjusted to eliminate deferred income taxes and quarterly depreciation on assets that are revalued annually, and to reflect changes in the fair value of assets that are not otherwise revalued under IFRS.

As a reminder: our commercial property assets, timber and most of our financial assets are revalued on a quarterly basis; our renewable power and utility assets are revalued annually; and residential development and industrial businesses held through our special situations operations are typically revalued only in the case of impairment.

The components of underlying value are presented in the following table:

	March 31, 2010		December 31, 2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Common equity – per IFRS financial statements	$ 12,055	$ 20.93	$ 11,867	$ 20.57
Deferred income taxes	2,826	4.59	2,789	4.59
Pre-tax equity	14,881	25.52	14,656	25.16
Unrecognized values	2,200	3.57	2,050	3.37
	$ 17,081	$ 29.09	$ 16,706	$ 28.53

12	BROOKFIELD ASSET MANAGEMENT

We add back deferred tax provisions, which primarily reflect the difference between the carrying values of our assets and their tax basis, because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders. Any cash tax liabilities are included in liabilities and reflected in underlying value.

Finally, IFRS does not permit revaluation of all assets. We therefore provide an adjustment, determined by management, to our underlying values to ensure that the tangible value of our assets and equity is updated at least annually.

The assumptions used in valuing our tangible assets are based on market conditions prevalent during the first quarter of 2010 and the end of 2009. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of normal economic circumstances. For example, in aggregate, however, we believe that a 100-basis point decrease in the discount rates used to value our two largest asset classes, commercial office properties and renewable power generating facilities, would increase share values by $3.75 billion, or $6.09 per share, for a total value of $35.18 per share. A corresponding 100-basis point increase would have the opposite effect on share values.

Liquidity and Financing Activities

We continued to strengthen our balance sheet, liquidity and capitalization during the quarter. We completed $1.2 billion of financings, including $550 million at the corporate level, to supplement our liquidity and extend our maturity profile. We also generated over $600 million of proceeds through asset monetizations.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.3 billion at quarter end, compared to $4.0 billion at the end of 2009. This includes $3.0 billion at the corporate level and $1.3 billion at our principal operating units. We continued to maintain a higher level than prior years as we pursue a number of investment initiatives, notwithstanding the capital deployed during the year.

Deconsolidated and proportionately consolidated debt-to-total capitalization ratios were relatively unchanged at 15% and 44%, respectively. The average term of our corporate debt is nine years.

The following table presents our proportionate share of debt maturities that are scheduled to occur prior to 2013:

AS AT MARCH 31, 2010 (MILLIONS)	2010	2011	2012
Corporate	$—	$—	$558
Subsidiary	363	362	549
Asset-specific	1,877	2,232	2,314

We finance our operations primarily on an investment grade basis and we expect to refinance these maturities in the normal course given the high quality and stable cash flow profile of our asset base and the strength of our financial relationships. We have ample core liquidity and ongoing cash flow to fund any repayments in the event that we are required or choose to reduce any borrowings. We have no maturities at the corporate level until 2012. We describe our maturity profile in more detail under “Capitalization”.

Q1 2010 INTERIM REPORT	13

Net Income

The following table presents net income for the past two periods determined in accordance with International Financial Reporting Standards. We do not utilize net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance of the underlying operations. For example, net income includes fair value adjustments in respect of our commercial properties and timber, but not our renewable power and utility assets. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow beginning on page 37 of this MD&A. Furthermore, we incorporate most of the elements of net income that are not included in operating cash flow in determining our underlying values along with components of other comprehensive income and total return.

The following table reconciles operating cash flow and gains to net income for the past two periods:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009
Operating cash flow and gains	$366	$248
Less: disposition gains[1]	(85)	(20)
	281	228
Fair value adjustments, depreciation and other non-cash provisions	(117)	(520)
Net income (loss)	$164	$(292)
– Per share (diluted)	$0.25	$(0.52)

1. Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income

Items included in arriving at net income include non-cash items such as fair value changes, depreciation and amortization, accounting provisions in respect of future tax liabilities and other revaluation items that we do not consider appropriate to include in operating cash flow. These items are presented net of interests of others in partially owned business units.

In 2010, the deductions consisted primarily of accounting depreciation in respect of our power generating facilities and industrial businesses partially offset by net revaluation gains. In 2009, the value of our commercial properties was negatively impacted by weakening market rents, which have stabilized somewhat since that time. Net income excluding these items increased by $53 million, reflecting the increase in operating cash flows, excluding disposition gains.

14	BROOKFIELD ASSET MANAGEMENT

PART 2 REVIEW OF OPERATIONS

Renewable Power Generation

Summarized Financial Results

The following table summarizes the capital invested in our renewable power operations and our share of the operating cash flows:

	Assets Under Management		Underlying Value		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31 2009	Mar. 31, 2010	Mar. 31 2009
Hydroelectric generation	$13,324	$13,128	$12,773	$12,610	$231	$205
Other forms of generation	738	720	431	412	15	12
Facilities under development	172	233	172	233	—	—
	14,234	14,081	13,376	13,255	246	217
Other assets	1,744	1,785	1,658	1,762	—	—
	—	—	15,034	15,017	246	217
Financial leverage	—	—	(4,917)	(5,005)	(90)	(72)
Accounts payable and other	—	—	(661)	(831)	(6)	(7)
Co-investor interests	—	—	(1,561)	(1,163)	(37)	(21)
Brookfield’s net interest	$15,978	$15,866	$7,895	$8,018	$113	$117

Operating Results

Variances in our cash flows are primarily the result of changes in the prices that we realize for our power and the level of water flows, which determines the amount of electricity that we can generate from our hydroelectric facilities. Operating cash flows increased by $26 million, or 13% due to higher volumes, prices and currency appreciation, however, this was offset by a higher level of co-investor participation in our Canadian operations

The following table sets out the variances in operating cash flows after normalizing the impact of currency exchange rates:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	Variance
Existing hydroelectric generation (assuming no change in foreign exchange rates)
United States	$112	$122	$(10)
Canada	60	51	9
Brazil	35	32	3
	207	205	2
Acquisitions	2	—	2
Other forms of generation	14	12	2
Impact of current year change in foreign exchange rates	23	—	23
Total operating cash flow	246	217	29
Interest expense and other	(85)	(79)	(6)
Co-investor interests	(34)	(21)	(13)
Impact of current year change in foreign exchange rates	(14)	—	(14)
Net operating cash flow	$113	$117	$(4)

Cash flow from existing hydroelectric generation assets prior to changes in foreign exchange rates and asset additions increased by $2 million or 1% during the quarter. The increase relates to increased contracted pricing as a result of the Ontario Power Authority contract signed in the fourth quarter of 2009. The increase in co-investor interests is the result of the sale of our Canadian generation assets to our 50% owned Hydro Fund in 2009.

Q1 2010 INTERIM REPORT	15

Realized Prices – Hydroelectric Generation

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2010				2009
FOR THE THREE MONTHS ENDED MARCH 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Revenues	Operating Costs	Operating Cash Flows	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows
United States	1,749	$ 146	$ 34	$ 112	1,837	$ 154	$ 32	$ 122
Canada	1,251	102	28	74	1,195	72	21	51
Brazil	858	66	21	45	705	46	14	32
Total	3,858	$ 314	$ 83	$ 231	3,737	$ 272	$ 67	$ 205
Per MWh		$ 81	$ 21	$ 60		$ 73	$ 18	$ 55

The average realized price per unit of electricity sold in 2010 increased to $81 per megawatt hour (“MWh”) from $73 per MWh in 2009. In the United States, revenues on a per MWh basis were relatively unchanged during the period consistent with our largely hedged sales profile. In Canada, realized revenue increased by $30 million, due to currency appreciation and higher prices under the Ontario power contract awarded in late 2009. Revenues in Brazil increased due to the completion of two facilities in the quarter which added 65 megawatts of capacity. Prices were relatively unchanged in local currency but benefitted from appreciation against the U.S. dollar. Operating costs in local currencies remained stable in the quarter across the portfolio, however, currency appreciation increased per unit costs in U.S. equivalent. Realized prices also include revenues from selling capacity reserves and from re-contracting power sales into higher priced markets.

Generation

The following table summarizes generation during the first quarter of 2010 and 2009:

					Variance of Results
					vs. Long-term		Actual
	Actual Production		Long-Term Average		Average		vs. Prior Year
FOR THE THREE MONTHS ENDED MARCH 31 (GIGAWATT HOURS)	2010	2009	2010	2009	2010	2009	2010
Existing capacity	3,828	3,717	3,534	3,534	294	183	111
Acquisitions – during 2009 and 2010	29	19	38	29	(9)	(10)	10
Total hydroelectric operations	3,857	3,736	3,572	3,563	285	173	121
Wind energy	103	114	141	141	(38)	(27)	(11)
Co-generation and pump storage	281	184	312	312	(31)	(128)	97
Total generation	4,241	4,034	4,025	4,016	216	18	207

Hydroelectric generation was 121 gigawatt hours above production levels in the first quarter of 2009. The increase reflects the acquisition of a 15 megawatt facility in New England and the development of two facilities in Brazil which added 65 megawatts. Generation in the first quarter exceeded long-term average by 8% as storage levels were high entering the year. At the end of the quarter storage levels were 3% above average. The higher generation levels impacted operating cash flows by $6 million over the quarter, compared to 2009.

The following table presents the capital invested in our hydroelectric facilities by major geographic region based on underlying values:

	March 31, 2010				December 31, 2009
	Consolidated	Consolidated	Co-investor	Net invested	Consolidated	Consolidated	Co-investor	Net Invested
(MILLIONS)	Assets	Liabilities	Interests	Capital	Assets	Liabilities	Interests	Capital
Hydroelectric
United States	$ 5,811	$ 2,042	$ 165	$ 3,604	$ 5,774	$ 2,035	$ 158	$ 3,581
Canada	4,889	2,259	1,264	1,366	4,616	2,349	899	1,368
Brazil	2,073	616	132	1,325	2,220	621	106	1,493
	$ 12,773	$ 4,917	$ 1,561	$ 6,295	$ 12,610	$ 5,005	$ 1,163	$ 6,442

16	BROOKFIELD ASSET MANAGEMENT

Underlying Value

The following table presents the underlying value of our power generation operations as at March 31, 2010 after deducting borrowings and minority interests and the major changes during the first quarter of 2010. We do not revalue our renewable power assets quarterly, accordingly changes in value during the quarter reflect accounting depreciation, revaluation of the non-controlling interests in our renewable power fund, foreign exchange and capital reallocation.

FOR THE THREE MONTHS ENDED MARCH 31, 2010 (MILLIONS)
Underlying value – beginning of period	$8,018
Operating cash flow	113
Accounting depreciation	(111)
Capital distributed	(154)
Revaluation of the non-controlling interests[1]	(119)
Completion of development projects	39
Power contracts	117
Foreign exchange	13
Other	(21)
Underlying value – end of period	$7,895

1. Change in market price of publicly listed units in the 50% owned Canadian renewable power fund

The valuation of power development projects are carried at historical cost for IFRS purposes and any adjustment to fair value is not recovered until they are complete. In addition, certain contracts for physical sale of power are not included in underlying values as IFRS precludes recognition of fair value. We estimate the value of these items to approximate an incremental $0.6 billion.

The key valuation metrics of our hydro and wind generating facilities at the end of 2009 and 2008 are set out in the following tables:

	United States		Canada		Brazil
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Discount rate	8.2%	8.2%	7.3%	7.3%	11.0%	11.0%
Terminal capitalization rate	8.4%	8.4%	7.9%	7.9%	11.0%	11.0%
Exit date	2029	2029	2029	2029	2029	2029

The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount and terminal capitalization rates and a $10.00 change in long-term power prices will impact the value of our net invested capital by $2.2 billion and $0.7 billion, respectively.

Contract Profile

We have hedged approximately 87% and 78% of our long-term average generation during the remainder of 2010 and 2011, respectively, from fluctuating energy prices. This provides us with greater certainty in respect of energy revenues, notwithstanding variable water levels.

Q1 2010 INTERIM REPORT	17

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of 2010	Years ended December 31
		2011	2012	2013	2014
Generation (GWh)
Contracted Power sales agreements
Hydro	7,459	9,536	8,776	8,541	8,540
Wind	299	396	398	398	134
Gas and other	372	506	506	506	506
	8,130	10,438	9,680	9,445	9,180
Financial contracts	2,012	1,779	—	—	—
Total contracted	10,142	12,217	9,680	9,445	9,180
Uncontracted	1,566	3,526	6,114	6,349	6,614
Long-term average generation	11,708	15,743	15,794	15,794	15,794
Contracted generation – as at March 31, 2010
% of total generation	87%	78%	61%	60%	58%
Revenue ($millions)	831	968	852	845	820
Price ($/MWh)	82	79	88	90	89

We increased the percentage of expected power generation sold under contract in 2010 from 84% at the end of 2009 to 87% and by approximately 11 % in 2011, by hedging our merchant generation volumes during non-peak hours.

Financing

We completed a C$250 million perpetual preferred share issue during the quarter within our renewable power fund. The debt to capitalization of this business at quarter end is 38%. The corporate unsecured public notes bear interest at an average rate of 6.5%, have an average term of seven years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch.

Our average cost of debt was 7.2% at the end of March 2010, consistent with the prior year. With the exception of bank borrowings and a $323 million project level financing, all of our North American financings are fixed rate. Interest rates on our Brazilian financings are all at floating rates.

The maturity profile of borrowings within our power operations on a proportionate basis is set out in the following table:

	Proportionate					Consolidated
AS AT MARCH 31, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Unsecured
Bank facilities	$ 155	$ —	$ —	$ —	$ 155	$ 155
Public notes	—	—	394	636	1,030	1,030
Project specific
Canada	9	18	127	496	650	1,181
United States	124	32	260	1,242	1,658	1,910
Brazil	31	45	60	490	626	641
	$ 319	$ 95	$ 841	$ 2,864	$ 4,119	$ 4,917
% of total outstanding	8%	2%	20%	70%	100%	100%

The 2010 project maturities include a $95 million first mortgage on a New England facility put in place three years ago. Maturities in 2012 include a C$400 million public bond that we expect to refinance in the normal course given the cash flows and ratings profile of the business. We are in the process of renewing our bank facilities in the normal course.

18	BROOKFIELD ASSET MANAGEMENT

Commercial Properties

Summarized Financial Results

The following table summarizes the capital invested by us in our commercial properties operations and our share of the operating cash flows:

	Assets Under Management		Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Office properties
North America	$ 19,406	$ 19,763	$ 12,113	$ 11,635	$ 230	$ 189
Australia	4,673	4,145	3,499	3,048	66	43
Europe	1,139	951	1,139	951	8	8
	25,218	24,859	16,751	15,634	304	240
Other assets	2,506	2,336	1,793	1,742	13	1
	27,724	27,195	18,544	17,376	317	241
Mortgage debt	—	—	(7,614)	(7,485)	(118)	(88)
Subsidiary debt	—	—	(270)	(376)	(6)	(12)
Capital securities	—	—	(1,043)	(1,009)	(14)	(11)
Accounts payable and other	—	—	(1,173)	(1,016)	(23)	(26)
Co-investor interests	—	—	(4,166)	(3,816)	(84)	(55)
	27,724	27,195	4,278	3,674	72	49
Development properties	1,146	1,428	336	621	—	—
Retail properties	3,161	3,224	518	546	(2)	7
Brookfield’s net interest	$ 32,031	$ 31,847	$ 5,132	$ 4,841	$ 70	$ 56

Commercial Office Properties

Operating Cash Flows

Variances in our cash flows are primarily the result of changes in contracted rental rates, occupancy levels, financing costs and currency exchange rates, each of which is described in more detail below.

The following table sets out the variances in operating cash flows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	Variance
Existing properties (assuming no change in foreign exchange rates)
United States	$159	$149	$10
Canada	41	39	2
Australasia	45	43	2
United Kingdom	7	8	(1)
	252	239	13
Developed or sold properties	7	1	6
Realization gains and other	29	1	28
Impact of current year change in foreign exchange rates	29	—	29
Total operating cash flow	317	241	76
Interest expense and other	(149)	(137)	(12)
Co-investor interests	(79)	(55)	(24)
Impact of current year change in foreign exchange rates	(17)	—	(17)
Net operating cash flow	$72	$49	$23

Q1 2010 INTERIM REPORT	19

Financial Profile

The following table presents capital invested in our office properties by region:

	March 31, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net invested capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Office properties
North America	$ 12,456	$ 7,187	$ 3,167	$ 2,102	$ 11,859	$ 6,817	$ 2,880	$ 2,162
U.S. Core Office Fund	1,042	—	521	521	945	—	473	472
Australasia	3,747	2,260	478	1,009	3,458	2,395	463	600
Europe	1,299	653	—	646	1,114	674	—	440
	$ 18,544	$ 10,100	$ 4,166	$ 4,278	$ 17,376	$ 9,886	$ 3,816	$ 3,674

Consolidated office property assets increased to $18.5 billion from $17.4 billion. Consolidated assets and liabilities within our North American and Australian operations increased due to increased valuations, higher currency exchange rates and the practical completion of three properties in Canada, the United States and Australia during the quarter which were previously included in commercial developments.

Under IFRS, our U.S. Core Office Fund and other jointly owned properties, which were previously consolidated in our results are now equity accounted as we do not control the underlying entity. Accordingly, balances at December 31, 2009 have been restated to reflect a decrease in consolidated assets, liabilities and co-investors interests of $6.2 billion, $5.5 billion, and $0.7 billion, respectively. The deconsolidation of these entities does not impact our net invested capital.

Underlying Value

The following table illustrates the changes in underlying value of our commercial office interests during the quarter:

FOR THE THREE MONTHS ENDED MARCH 31, 2010 (MILLIONS)	Total
Underlying value – beginning of period	$3,674
Operating cash flow	72
Unrealized valuation change	96
Completion of development projects	238
Capital contributed, net of distribution	151
Foreign exchange	38
Other	9
Underlying value – end of period	$4,278

Underlying values of our net capital invested in commercial office properties increased by $604 million during the quarter. We added $238 million by completing development projects in Canada and Australia (which decreases the value of development properties). In addition, the value of our properties increased by $96 million primarily as a result of the benefit of new leases signed at higher than in-place rents.

The key valuation metrics of our commercial office properties at the end of Q1 2010 and Q4 2009 are set out as follows:

	United States		Canada		Australia		United Kingdom
	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Discount rate	8.7%	8.8%	7.4%	7.4%	9.4%	9.3%	9.6%	9.6%
Terminal capitalization rate	6.9%	6.9%	6.6%	6.7%	7.7%	7.8%	n/a	n/a
Exit date	2020	2019	2020	2019	2020	2019	n/a	n/a

The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an aggregate $1.5 billion change in our common equity value after reflecting the interests of minority shareholders.

20	BROOKFIELD ASSET MANAGEMENT

Leasing Profile

Our total portfolio worldwide occupancy rate in our office properties at the end of the first quarter of 2010 was consistent with year end at 95%. The average term of the leases was seven years, unchanged from the prior year.

					Expiring Leases (000’s sq. ft.)
AS AT MARCH 31, 2010	% Leased	Average Term	Net Rental Area	Currently Available	2010	2011	2012	2013	2014	2015	2016+	2017 and beyond
North American markets
United States	94%	7.5	43,012	2,620	1,026	2,832	3,313	6,857	2,858	4,082	2,149	17,275
Canada	97%	7.1	17,752	562	706	1,211	1,132	3,279	503	2,662	1,430	6,267
Australia and New Zealand	97%	7.7	9,150	245	269	580	359	327	667	912	1,009	4,782
United Kingdom	100%	8.7	556	—	—	—	—	—	262	—	—	294
Total/Average	95%	7.4	70,470	3,427	2,001	4,623	4,804	10,463	4,290	7,656	4,588	28,618
Percentage of Total			100.0%	4.9%	2.8%	6.6%	6.8%	14.8%	6.1%	10.9%	6.5%	40.6%

Annual lease expiries in North America average 5% prior to 2013 with only 3% expiring in the balance of 2010. Average in-place net rents across the North American portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2009. We leased 2.3 million square feet in the first quarter of 2010 at rents higher than expiring in-place leases. This contributed to the increase in the average in-place net rents which continue to be carried at a discount of approximately 11% to the average market rent of $28 per square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years as we did in the current quarter.

Average in-place rents in our Australian portfolio are A$48 per square foot, approximately 3% below market rents. The occupancy rate across the portfolio remains high at 97% and the weighted average lease term is approximately eight years. Our twenty largest tenants have a weighted average lease life of nine years and account for approximately 63% of our leasable area. These tenants have an average rating profile of AA.

With the exception of 2013, where we have a large lease maturity with Bank of America/Merrill Lynch, no more than 7% of our total net rental area expires in any year prior to 2015. We expect to roll over most of this space with the existing tenants and do not anticipate undue difficulty locating replacement tenants for the balance. The high quality and location of our buildings give us a high degree of confidence in this regard. Our net exposure to Bank of America/Merrill Lynch space is 1.6 million square feet, or 0.8 million square feet when reflecting our 50% ownership interest in our North American property operations. We are engaged in active discussion with Bank of America/Merrill Lynch and the sub-lease tenants to secure new leasing arrangements for this space well in advance of the 2013 maturity.

Financing

We raised a total of $1.3 billion in financings and property dispositions in the first four months of 2010, including extensions and renewals and excluding capital contributed by the Corporation.

(MILLIONS)
Corporate bank facilities	$50
Mortgages	979
Preferred shares	262
$1,291

We hold substantial liquidity within these operations, principally at our North American property subsidiary.

We finance our commercial office operations primarily with non-recourse mortgages and equity from our co-investors. We supplement this with appropriate levels of subsidiary borrowings and capital securities (which are preferred shares classified as liabilities for accounting purposes) in order to create a levelized capitalization profile to offset mortgage amortization.

Q1 2010 INTERIM REPORT	21

The following table presents the maturity profile of our commercial office portfolio on a proportionate basis:

	Proportionate [1]					Consolidated
AS AT MARCH 31, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Subsidiary level
North America	$49	$—	$—	$—	$49	$100
Australia	—	—	—	21	21	21
United Kingdom	—	149	—	—	149	149
	49	149	—	21	219	270
Asset specific
North America	136	200	374	1,800	2,510	5,119
U.S. Core Fund	1	827	—	400	1,228	—
Australia	329	436	692	362	1,819	1,941
United Kingdom	—	—	—	433	433	433
	466	1,463	1,066	2,995	5,990	7,493
	$515	$1,612	$1,066	$3,016	$6,209	$7,763
% of total outstanding	8%	26%	17%	49%	100%	100%

1. Includes proportionate interest in debt of equity accounted investments

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan-to-value. As a result, we continue to refinance most of these maturities in the normal course at similar or higher levels.

We have minimal financing requirements in North America and the United Kingdom in 2010. We have very few maturities in our North American operations over the next three years relative to the scale of our business, with the exception of $3.5 billion of aggregate maturities within our U.S. Core Fund that mature in October 2011. Our proportionate share of these borrowings is $827 million, taking into consideration the interests of our investment partners, and consists of $210 million of property-specific mortgages and $617 million secured by a pool of commercial properties. Operating cash flows from the assets managed by us within the portfolio have improved by 36% based on in-place leases since acquiring the portfolio, which have improved the credit metrics of the portfolio. Nevertheless, we intend to deleverage the portfolio between now and maturity and we raised considerable equity capital with this in mind.

In Australia, we have one remaining asset-specific financing coming due in 2010, which is backed by high quality buildings that have an average lease duration of eight years and 97% occupancy levels. Accordingly, we fully expect to roll over this debt in the normal course. We recently refinanced a subsidiary borrowing of $604 million that matures in 2010 within our Australian operations. The new facility is $450 million with a three year term and is part of establishing a long-term capitalization for this business.

Commercial Office Development Properties

The following table presents capital invested in our commercial office development activities by region based on underlying values:

	March 31, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor interests	Net invested capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Manh\attan West, New York	$280	$227	$27	$26	$286	$227	$29	$30
Other	101	—	50	51	183	—	92	91
United Kingdom	68	—	34	34	—	—	—	—
Australia
City Square	296	226	—	70	247	186	—	61
Other	401	246	—	155	690	251	—	439
	$1,146	$699	$111	$336	$1,406	$664	$121	$621

We completed the Bay Adelaide Centre during the quarter and transferred it to commercial properties. In addition, we acquired a joint venture interest in 100 Bishopsgate, a development property in central London with capacity to build approximately 820 thousand square feet of office space.

22	BROOKFIELD ASSET MANAGEMENT

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments.

In Australia, we continued development of the City Square project in Perth, which has a total projected construction cost of A$876 million, is 82% pre-leased to BHP Billiton and is scheduled for completion in April 2012.

Property-specific financing includes debt associated with developments in Australia and the United Kingdom, all of which we expect to refinance on a long-term basis once the properties are fully completed.

Retail Operations

	Invested Capital		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31,2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Retail properties	$ 2,801	$ 2,816	$ 37	$ 35
Working capital/operating costs	194	(25)	(3)	(3)
Borrowings/interest expense	(1,820)	(1,566)	(28)	(17)
Co-investor interests	(657)	(679)	(8)	(8)
	$ 518	$ 546	$ (2)	$ 7

Operating cash flows prior to debt service and co-investor interests increased to $37 million in the first quarter of 2010 from $35 million for the same period in 2009. Operating income benefitted from the completion of certain development projects and associated lease income. Many of the properties continue to undergo significant redevelopment, which continued to reduce net rent and increase costs during the year, but positions the portfolio well for cash flow growth going forward.

Consolidated assets and net invested capital were relatively unchanged during the quarter. The average duration of financing on our properties is five years and $217 million as a proportionate share matures in 2010 and 2011.

Infrastructure

Summarized Financial Results

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Assets Under Management		Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Utilities	$ 8,070	$ 7,626	$ 495	$ 537	$ 15	$ 12
Fee for services	3,514	3,498	219	196	12	—
Timber	4,315	4,264	853	813	3	7
	$ 15,899	$ 15,388	$ 1,567	$ 1,546	$ 30	$ 19

Utilities

The following table presents the capital invested by us in our utility operations and our share of the associated cash flows:

	Net Invested Capital		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
North America	$ 61	$ 60	$ 1	$ 4
South America	215	220	8	7
Australasia/Europe	219	257	6	1
	$ 495	$ 537	$ 15	$ 12

Our utilities business is predominantly comprised of regulated assets which earn a fixed rate of return on their asset base as well as businesses with long-term contracts designed to generate a fixed return on capital. These businesses are similar in that they require significant capital investment and scale,

Q1 2010 INTERIM REPORT	23

producing very stable, inflation protected long-term returns which are generally not dependent on volume requirements or market prices. Additionally, they provide meaningful growth opportunities as they are generally uniquely positioned to provide critical backbone services in their respective markets and accordingly we benefit from incremental returns on future capital investment. Moreover, the global nature of the asset base benefits from diverse regulatory regimes and multiple currency exposures.

Over 90% of the revenues from these assets are governed by regulated frameworks with the balance subject to long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

Utilities operations, contributed $15 million of net operating cash flow in the quarter, after deducting carrying charges and co-investor interests, compared with $12 million during 2009. The contribution from our Chilean transmission operations was $8 million in the first quarter of 2010, compared with $7 million in 2009, reflecting a slight increase in net operating income consistent with the ongoing benefit of inflation indexation. After adjusting for non-recurring items, the operating margins were 83% which is in line with historical levels.

Net operating cash flows in our North America operations declined as we sold our distribution business in the third quarter of 2009. The transmission business performed as expected.

Australasia and Europe results reflect the first full quarter of contribution from assets acquired in late 2009 and were consistent with our plans.

The valuation of our transmission operations is based on an independent valuation of our Chilean transmission business and an internal valuation of our Northern Ontario operations based on the regulated rate base. In valuing our Chilean transmission business, key assumptions included a weighted average real discount rate and terminal capitalization rates of 8.1% and a terminal valuation date of 2023. The valuation of interests in the other businesses are based on their November 2009 acquisition price. These assets will be revalued annually for adjustments to underlying value assumptions.

Fee for Services

The following table presents the capital invested by us in our fee for services operations, and associated net operating cash flows:

	Net Invested Capital		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
North America	$ 129	$ 108	$ 7	$ —
South America	78	75	4	—
Australasia/Europe	12	13	1	—
	$ 219	$ 196	$ 12	$ —

Our fee for service businesses are capital intensive businesses which provide transportation, storage and handling of energy, freight and bulk commodities. Although these businesses benefit from high barriers to entry, they are sensitive to market prices and volume and accordingly are well positioned to benefit from increases in commodity demand and the global movement of goods. Our invested capital in these businesses did not change meaningfully during the quarter.

Net operating cash flow from our fee for services businesses reflects the first full quarter of contribution and is higher than our annualized yield assumptions due to seasonality.

24	BROOKFIELD ASSET MANAGEMENT

Timber

The following table sets out the assets and liabilities deployed in our timber segment based on underlying values:

	March 31, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Western	$3,077	$1,478	$1,000	$599	$3,092	$1,478	$1,010	$604
Eastern	122	—	—	122	115	—	—	115
Brazil	160	8	120	32	161	7	122	32
Working capital	740	640	—	100	701	639	—	62
	$4,099	$2,126	$1,120	$853	$4,069	$2,124	$1,132	$813

Consolidated assets and net invested capital held within our timber operations were relatively unchanged during the quarter. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which most of these businesses are held.

	2010				2009
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow
North America
Western	$26	$22	$3	$1	$22	$21	$(1)	$2
Eastern	2	—	—	2	4	—	—	4
Brazil	—	—	—	—	1	—	—	1
	$28	$22	$3	$3	$27	$21	$(1)	$7

Net operating cash flow decreased from $7 million in the first quarter of 2009 compared to $3 million for the same period in 2010 due to weak pricing and reduced harvest levels. Realized prices across our operations declined by approximately 17% while operating costs per unit were higher due to product mix and to a lesser extent, higher fuel costs. The average realized price for Douglas-fir decreased by 2% compared to the prior year.

We continue to exploit the flexibility inherent in timber management which allows us to defer harvesting until prices recover and also allows the trees to continue to grow. Our Western North American operations were able to increase exports to Asia, which provided higher margins. We sold 1.4 million cubic metres of timber during 2010, compared to 1.6 million cubic metres in 2009, with all of the decrease occurring in Western North America, as we reduced harvest levels to preserve value.

Interest costs were in line with 2009, while co-investor interests increased due to a reallocation of capital in the first quarter of 2009. The average interest rate on Timber borrowings is 5% and the overall duration of borrowings is seven years.

We are beginning to see positive signs of recovery. Prices have improved significantly from the lows experienced in the second quarter of 2009 as strong supply management has resulted in very low inventories of saw logs and finished wood products. As a result we are beginning to see log prices at levels last experienced in 2007. The valuation of our timber is based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% and an average terminal valuation date of 72 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

Q1 2010 INTERIM REPORT	25

Development Activities

Summarized Financial Results

	Assets Under Management		Net Invested Capital		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Residential	$5,167	$5,320	$1,043	$1,117	$(2)	$(21)
Opportunity investments	1,588	1,413	292	262	8	7
Development land	2,430	2,277	1,138	1,024	2	2
	$9,185	$9,010	$2,473	$2,403	$8	$(12)

Capital invested in development activities increased by $70 million during the quarter, due primarily to profits retained in our Brazilian residential business, additional investments into our Opportunity fund to acquire a portfolio of properties and the impact of foreign currency revaluation.

The increase in operating cash flows is due primarily to continued excellent results in our Brazilian operations and substantially reduced impairment charges within our U.S. operations. We typically do not generate any operating cash flow from development lands, other than our agricultural business, until they are transferred into third-party development activities or operating portfolios.

Residential Development

	March 31, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Brazil	$2,678	$2,107	$411	$160	$2,684	$2,009	$465	$210
Canada	791	336	231	224	789	325	235	229
Australia	424	203	—	221	459	232	—	227
United States	852	342	144	366	850	336	145	369
United Kingdom	185	113	—	72	192	110	—	82
	$4,930	$3,101	$786	$1,043	$4,974	$3,012	$845	$1,117

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, decreased slightly since the end of 2009. Consolidated liabilities include borrowings that consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences.

The net operating cash flows attributable to each of these business units are as follows:

	2010				2009
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Total	Interest Expense	Co-investor Interests	Net	Total	Interest Expense	Co-investor Interests	Net
Operating margins
Brazil	$44	$27	$11	$6	$(9)	$11	$(10)	$(10)
Canada	15	—	8	7	6	—	3	3
Australia	(4)	10	—	(14)	(2)	3	—	(5)
United States	(4)	—	(3)	(1)	(3)	1	(1)	(3)
Revaluation items	—	—	—	—	(16)	(5)	(5)	(6)
	$51	$37	$16	$(2)	$(24)	$10	$(13)	$(21)

Contracted sales during the first quarter of 2010 in Brazilian residential business totalled R$562 million ($316 million) (2009 – R$306 million and $132 million) representing gross sales revenues to be earned in current and future periods. The net operating cash flow from the business during first quarter of 2010 was $6 million compared with a loss of $10 million during 2009. Under IFRS, we now recognize revenues in this business when construction of development projects are completed rather than over the course of construction which was the methodology in prior years, which impacts both the current and prior years. Accordingly, revenue recognition and costs project will be deferred until project completion. We have reflected this methodology in the 2009 quarter as well. Cash flow in the current quarter reflects the completion of six

26	BROOKFIELD ASSET MANAGEMENT

projects whereas there were no meaningful completions during the 2009 quarter. Combined launches of new projects totalled R$322 million ($181 million) (2009 – R$267 million and $115 million) of sales value.

The Canadian operations contributed $7 million of net operating cash flow in the quarter, compared to $3 million in 2009. The increase in cash flows is due primarily to increased house and lot sales, which increased by 59 units and 173 lots, respectively. Operating margins increased to 17% from 15% in 2009. We continue to benefit from our strong market position and low-cost land bank, particularly in Alberta where we hold a 27% market share in Calgary. We own approximately 15,000 acres (December 31, 2009 – 15,000 acres) of which approximately 665 acres were under active development at the end of the quarter. The balance of this average is included in “Held for Development” because of the length of time that will likely pass before they are actively developed.

Our Australian operations incurred $14 million of operating cash outflow in the first quarter of 2010 compared with $5 million in 2009. The carrying values of projects reflect our acquisition of this business in 2007 and therefore much of the expected future development profits were capitalized into the carrying values at that time. Accordingly, margins are expected to be lower in the first few years of ownership and interest costs are more likely to be expensed than capitalized.

Our U.S. operations incurred $1 million of cash outflows after reflecting interest, taxes and non-controlling interests during the first quarter of 2010 as demand for new homes remained low. The gross margin from housing sales was approximately 14%, compared with 10% last year. We closed on 81 units during the quarter (2009 – 74 units) at an average selling price of $531,000 (2009 – $483,000). We are encouraged by the increase in the backlog, which at the end of the quarter was 264 units compared to 213 units in 2009. In aggregate, we own or control 24,000 lots through direct ownership, options and joint ventures.

Opportunity Investments

We operate two niche real estate opportunity funds with $602 million of invested capital. Our current investment in the funds is $292 million and our share of the underlying cash flow during first quarter of 2010 was $8 million (2009 – $7 million). In February 2010, we acquired a 2.9 million square foot portfolio from a major financial institution which has in turn leased the majority of the space. This is the third such transaction we have completed in the past two years and included 16 properties throughout the United States.

Development Land

The following table presents the capital invested by us in longer term development land. The values of residential lots in this table are based on historical book values consistent with both IFRS and Canadian GAAP, whereas rural development lands are carried at underlying values under IFRS.

	March 31, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Residential lots
North America	$816	$—	$408	$408	$797	$—	$399	$398
Brazil	779	129	371	279	691	129	320	242
Australia and UK	448	375	—	73	371	369	—	2
Rural development lands
Brazil	380	2	—	378	384	2	—	382
	$2,423	$506	$779	$1,138	$2,243	$500	$719	$1,024

1.   Includes rural development lands based on IFRS underlying values and residential lots based on management prepared estimates

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 11,500 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta to maintain our market position and hold approximately 14,300 acres in total. We also hold approximately 16,000 residential lots, homes and condominium units in our markets in Australia and New Zealand, which will provide the basis for continued growth.

Q1 2010 INTERIM REPORT	27

Rural Development Lands

We own approximately 370,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol, which is used largely as a gasoline and additive substitute. We also hold 32,800 acres of potentially higher and better use land adjacent to our Western North American timber, included within our Timber segment, which we intend to convert into residential and other purpose land over time.

Underlying Value

The historical book value of our development assets after deducting borrowings and minority interests was $1.1 billion as at March 31, 2010 equal to our invested capital.

The valuation of residential development assets and residential lots within the Development Land segment, are considered inventory for these purposes, and are recorded at the lower of the existing carrying value discounted and their expected net realizable value. Net realizable value is determined as the value at the anticipated time of sale less costs to complete. Many of our land holdings were acquired many years ago and we believe the underlying value of these lands exceeds the carrying values for IFRS purposes by approximately $0.9 billion, net of minority interests. Accordingly, we reflect this excess value as “unrecognized value under IFRS” in determining the underlying value of our shareholders’ equity.

Rural development lands for agricultural purposes are carried at fair value under IFRS.

Special Situations

Summarized Financial Results

The following table presents the underlying value of the capital invested in our Special Situations activities, together with our share of the operating cash flows:

	Assets Under Management		Underlying Value		Net Operating Cash FIow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Restructuring	$ 1,880	$ 2,050	$ 612	$613	$ 5	$ (6)
Disposition gain	—	—	—	—	36	—
Real estate finance	3,055	3,170	348	336	7	8
Bridge lending	580	585	105	100	4	5
	5,515	5,805	1,065	1,049	52	7
Other investments	1,993	1,925	566	582	(10)	(14)
Disposition gains	—	—	—	—	84	15
	$ 7,508	$ 7,730	$ 1,631	$1,631	$ 126	$ 8

Operating cash flow in the first quarter of 2010 was $126 million compared to $8 million in 2009, which included a $52 million contribution from our specialty funds and $74 million from our portfolio of other investments, and benefitted from a significantly higher level of disposition gains in 2010.

Capital in our other investment activities decreased during the quarter as investments were monetized. Invested capital in our special situations funds did not change.

Restructuring

We operate two restructuring funds with total invested capital of $1.9 billion and remaining uninvested capital commitments from clients of $128 million. Our share of the invested capital is $612 million.

The portfolio consists of nine investments in a diverse range of industries. Our average exposure to a specific company is $58 million and our largest single exposure is $221 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams that protect our capital. We sold our investment in Concert Industries in February 2010 to a strategic purchaser, and recognized a $36 million gain.

Our share of the operating cash flow produced by these businesses during the quarter was $5 million, compared to an outflow of $6 million in 2009. We expect that the majority of our investment returns will

28	BROOKFIELD ASSET MANAGEMENT

come in the form of disposition gains as operating cash flows during the restructuring period are typically below normalized returns.

The continued economic uncertainty and the strain on many corporate balance sheets from the recent recession continue to provide us with opportunities to assess.

Real Estate Finance

We operate two real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $400 million. We had $348 million of capital invested in these operations at March 31, 2010 (December 31, 2009 – $336 million). There are $212 million of uncalled capital commitments, of which our clients have committed $153 million and we have committed $59 million.

These activities contributed $7 million of net operating cash flow during the first quarter of 2010 compared to $8 million for the same period in 2009.

AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Underlying Value		Net Operating Cash Flow
	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Total fund investments	$ 2,672	$ 2,787	$ 31	$ 29
Less: borrowings	(1,552)	(1,699)	(11)	(7)
Less: co-investor interests	(773)	(755)	(13)	(14)
Net investment in real estate finance funds	347	333	7	8
Securities – directly held	1	3	—	—
	$ 348	$ 336	$ 7	$ 8

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer term horizon. We have matched terms in respect of asset and liability positions with an overall asset and a liability duration of three years. In addition, both our asset returns and net corresponding liabilities are subject to changes in short-term floating rates.

Notwithstanding the continued stress in the real estate debt capital markets, market values for real estate securities have strengthened considerably, which has reduced the number of acceptable investments. We believe, however, that the magnitude of commercial real estate loan maturities in the coming years will give rise to attractive investment opportunities and we are pursuing opportunities to raise additional capital for this purpose.

Bridge Lending

The net capital invested by us in bridge loans increased to $105 million from $100 million at the end of 2009. In addition to our own capital, we also manage $455 million in loan commitments on behalf of clients, which include a number of major financial institutions.

Our portfolio at quarter end was comprised of seven loans, and our largest single exposure at that date was $56 million. Our share of the portfolio at quarter end has an average term of eight months excluding extension privileges.

Other Investments

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

Q1 2010 INTERIM REPORT	29

The net operating cash outflow from these investments in the first quarter of 2010 totalled $10 million compared to $14 million for the same period in 2009. We realized a $84 million gain in the first quarter related to the disposition of 8.7 million common shares of Norbord Inc. (“Norbord”). In 2009 we concluded the sale of our U.S. insurance operations for proceeds of $130 million and a gain of $15 million.

	Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Industrial	$ 235	$ 256	$ (6)	$ (13)
Infrastructure	84	81	1	1
Business services	181	174	(5)	(1)
Property and other	66	71	—	(1)
	566	582	(10)	(14)
Disposition gains	—	—	84	15
	$ 566	$ 582	$ 74	$ 1

Industrial

We hold a 63% fully diluted interest in Norbord, which is the second largest and lowest cost manufacturer of oriented strand board in North America. The substantial downturn in the U.S. housing market resulted in lower volumes and prices for Norbord’s products, resulting in operating losses, however both prices and volumes have recovered significantly in recent months. The market value of our investment in Norbord at the date of this report was approximately $560 million based on the stock market prices.

Business Services

Business services include the provision of property and casualty products in Canada. We are winding down our re-insurance business through an orderly runoff and completed the sale of our U.S. property and casualty operations in the prior year.

Underlying Value

The net asset value of our special situations operations was $1.6 billion as at March 31, 2010. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations. Certain investments continue to be carried at historical book value for IFRS purposes, which we estimate as having the incremental unrecognized value of approximately $0.7 billion that we include in “unrecognized value under IFRS”.

ASSET MANAGEMENT AND OTHER SERVICES

We earn fees and other sources of income for providing a wide range of asset management and related services to our clients. These include fees in respect of managing private funds, listed issuers and portfolios of fixed income and equity securities, investment banking services and a broad range of property and construction services including leasing, relocation services and facilities management.

	Operating Cash Flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009
Base management fees[1]	$35	$28
Transaction fees[1]	6	8
Investment banking[1]	4	2
	45	38
Property services[2]	5	2
Construction services[2]	21	12
	$71	$52

1.  Revenues

2.  Net of direct expenses

Base Management Fees

Base management fees increased by $7 million over the first quarter of 2009 as we earned additional fees from new funds launched during the past two years and an increase in the capital committed to existing mandates. As at March 31, 2010, annualized base management fees on existing funds and assets under management amounted to $140 million (December 31, 2009 – $140 million).

30	BROOKFIELD ASSET MANAGEMENT

Transaction Fees

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Investment Banking Fees

Our investment banking services are provided by teams located in Canada and Brazil. The group advised on transactions totalling $1.3 billion in value during the quarter, and secured a number of prominent mandates.

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase in revenues is a result of a higher level of activity within our facilities management operations and the expansion of our operating base in Australia.

Construction Services

We completed a number of projects, recorded positive cash flow and secured a number of contracts to our order book and positions us for profitable growth.

The following table summarizes the operating results from our construction operations during the first quarter of 2010 and 2009:

	Net Operating Cash flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009
Australia	$10	$5
Middle East	10	7
United Kingdom	1	—
	$21	$12

The revenue work book totalled $6.3 billion at the end of March 31, 2010 (December 31, 2009 – $6.5 billion) and represented approximately three years of scheduled activity. The decrease reflects the completion of contracts with revenues totalling $129 million, offset by $113 million of new contracts secured during the quarter, and the impact of foreign exchange revaluation on Australian and UK revenues.

The following table summarizes the work book at the end of the first quarter of 2010 and end of last year:

(MILLIONS)	March 31, 2010	December 31, 2009
Australia	$2,734	$2,743
Middle East	1,974	1,969
United Kingdom	1,626	1,742
	$6,334	$6,454

Third-Party Capital

The following table summarizes third-party commitments at the end of the first quarter of 2010 and end of last year:

	March 31, 2010			December 31, 2009
(MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and specialty issuers
Commercial properties	$2,430	$4,860	$7,290	$2,380	$4,600	$6,980
Infrastructure	4,125	—	4,125	3,818	—	3,818
Development	—	294	294	—	291	291
Special situations	3,149	651	3,800	3,098	661	3,759
	9,704	5,805	15,509	9,296	5,552	14,848
Public securities	—	—	23,651	—	—	23,787
Other listed entities	—	—	9,112	—	—	8,552
	$9,704	$5,805	$48,272	$9,296	$5,552	$47,187

Q1 2010 INTERIM REPORT	31

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves. Third-party capital commitments to these funds increased by $661 million during the quarter reflecting additional capital committed to real estate turnaround opportunities and to our global infrastructure funds.

We have $7.1 billion of funds which are not invested to date but are available to pursue large scale acquisitions pursuant to each funds specific mandate. Of the total uninvested capital, $4 billion relates to our global real estate turnaround consortium.

Public Securities

We specialize in fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Our fixed income mandates are managed in New York and our equity mandates are managed in Chicago. Our clients are predominantly pension funds and insurance companies throughout North America and Australia.

The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets.

	Total Assets Under Management		Third-Party Commitments
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Real estate and fixed income securities
Fixed income	$16,791	$17,589	$16,791	$17,589
Equity	6,880	6,218	6,860	6,198
	$23,671	$23,807	$23,651	$23,787

We secured $0.5 billion of new advisory mandates during the quarter offset by $1.2 billion of redemptions. Market values increased by $0.6 billion during the first quarter of 2010.

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and to provide us with additional capital to expand these operations. This includes common equity held by others in Brookfield Properties, Brookfield Incorporações, Brookfield Infrastructure Partners and Brookfield Renewable Power, among others.

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	Variance
Operating costs	$58	$68	$(10)
Cash income taxes	5	1	4
	$63	$69	$(6)

32	BROOKFIELD ASSET MANAGEMENT

CORPORATE CAPITALIZATION, LIQUIDITY AND OPERATING COSTS

In this section, we review our corporate (i.e. deconsolidated) capitalization, liquidity profile and operating costs.

Liquidity Profile

As at March 31, 2010, our consolidated core liquidity was approximately $4.3 billion, consisting of $3.0 billion at the corporate level and $1.3 billion within our principal operating subsidiaries.

We have maintained significantly higher liquidity levels over the past two years as a result of the challenging economic circumstances and increased potential for attractive investment opportunities. We increased the liquidity at our North American property company, as we expect that commercial office transactions will be a primary area of activity for us over the next 24 months.

In addition to our core liquidity, we have $7.1 billion of uninvested capital allocations from our investment partners that is available to fund qualifying investments.

Cash and Financial Assets

	Underlying Value		Operating Cash flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Financial assets
Government bonds	$525	$547
Corporate bonds	292	290
Other fixed income	109	115
High-yield bonds and distressed debt	848	694
Preferred shares	294	282
Common shares	252	184
Loans receivable/deposits	(197)	(150)
Total financial assets	2,123	1,962	$103	$115
Cash and cash equivalents	149	34	—	—
Deposits and other liabilities	(467)	(351)	(17)	(7)
Net investment	$1,805	$1,645	$86	$108

Net cash and financial asset balances increased to $1.8 billion during the first quarter of 2010 from $1.6 billion at the end of 2009. The increase reflects additional investment in high yield bonds and distressed debt along with an overall increase in the value of public holdings. In addition to the carrying values of financial assets, we hold positions with a notional value of $75 million (December 31, 2009 – $75 million) through total return swaps and hold protection against widening credit spreads through credit default swaps with a total notional value of $0.4 billion (December 31, 2009 – $0.4 billion). The market value of these derivative instruments reflected in our financial statements at March 31, 2010 was a loss of $4 million (December 31, 2009 – gain of $3 million). Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short.

Q1 2010 INTERIM REPORT	33

Corporate Capitalization

Our corporate capitalization consists of financial obligations of (or guaranteed by) the Corporation as set forth in the following table:

	Underlying Value		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2009
Corporate borrowings
Bank borrowing and commercial paper	$135	$388	$3	$2
Term debt	2,336	2,205	40	32
	2,471	2,593	43	34
Contingent swap accruals	802	779	23	19
Accounts payable and other accruals	1,980	2,028	63	69
Capital securities	656	632	9	7
Shareholders’ equity
Preferred equity	1,413	1,144	16	8
Common equity[1]	14,881	14,656	350	240
	16,294	15,800	366	248
Total corporate capitalization	$22,203	$21,832	$504	$377
Debt to capitalization	15%	15%
Interest coverage			7x	6x
Fixed charge coverage			5x	5x

1. Excludes unrecognized values under IFRS

Corporate Borrowings

Bank borrowing and commercial paper represent shorter term borrowings that are pursuant to or backed by $1,445 million of committed revolving term credit facilities. Approximately $90 million (December 31, 2009 – $125 million) of the facilities were also utilized for letters of credit issued to support various business initiatives at quarter end. The facilities are periodically renewed and extended for three to four year periods at a time. Currently, $1,195 million of the facilities are scheduled to expire in 2012 and the balance in 2011.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of nine years (December 31, 2009 – eight years) and all of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 6% at March 31, 2010, consistent with the end of 2009.

AS AT MARCH 31, 2010 (MILLIONS)	AverageTerm	2010	2011	2012	2013 & After	Total
Commercial paper and bank borrowings	2	$—	$—	$135	$—	$135
Term debt	9	—	—	423	1,913	2,336
	9	$—	$—	$558	$1,913	$2,471

Corporate debt levels decreased by $122 million during the first quarter of 2010. We decreased our bank borrowings by $253 million, repurchased $200 million public notes which matured in March 2010 and replaced the financing with the issuance of C$300 million of 5.2% publicly traded term debt due September 2016 in order to extend our maturity profile.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $802 million in respect of these contracts which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded an amount of $140 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the

34	BROOKFIELD ASSET MANAGEMENT

agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, will therefore continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us. The dividends paid on these securities, are recorded as interest expense.

The carrying values of capital securities increased to $656 million from $632 million at the end of 2009 due to an increase in the value of the Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at March 31, 2010 was 6% (March 31, 2009 – 6%) and the average term to the holders’ conversion date was four years as at March 31, 2010 (December 31, 2009 – four years).

Shareholders’ Equity

	Underlying Value [1]		Book Value [2]
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Preferred equity	$1,413	$1,144	$1,413	$1,144
Common equity	14,881	14,656	12,055	11,867
	$16,294	$15,800	$13,468	$13,011

1.    Based on procedures and assumptions, excluding future tax provisions and underlying values not otherwise recognized under IFRS

2.    Based on IFRS financial statements

Preferred equity consists of perpetual preferred shares representing an attractive form of leverage for common shareholders. We issued C$275 million ($269 million) of perpetual preferred shares during the first quarter of 2010 with an initial coupon of 5.40% that resets every five years unless previously redeemed by the Corporation. The average dividend rate at March 31, 2010 was 5%.

The underlying value of our equity is $16.3 billion ($25.52 per share) on a pre-tax basis. The market capitalization of our equity, reflecting our share price at the end of the first quarter of 2010, was $14.6 billion.

Working Capital

Other Assets

The following is a summary of other assets:

	Underlying Value
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009
Accounts receivable	$285	$297
Restricted cash	175	208
Intangible assets	45	43
Prepaid and other assets	445	397
	$950	$945

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units.

Other Liabilities

	Underlying Value
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009
Accounts payable	$247	$279
Insurance liabilities	672	721
Other liabilities	1,061	1,028
	$1,980	$2,028

Other liabilities include $140 million of mark-to-market adjustments in respect of contingent swap accruals.

Q1 2010 INTERIM REPORT	35

OUTLOOK

The global economic recovery has continued to take hold during the first three months of 2010 and we are seeing favorable indications of this in almost all of our businesses. This should benefit us in many areas, but in particular, we are optimistic that we will begin to see improved contributions from our more economically sensitive businesses which were more noticeably impacted during the recession. The majority of our businesses, which were largely protected from the economic downturn by long term contractual arrangements, should also experience improved growth opportunities. We continue to see a number of attractive opportunities to invest capital, largely arising from overleveraged businesses and our institutional fundraising efforts continue to make progress with an increasing number of institutions expanding their investment activities.

Nevertheless, we are aware of the many challenges that continue to be faced throughout the global economy and continue to organize our business that enables us to identify and react to opportunities while maintaining a strong operating and financial profile.

36	BROOKFIELD ASSET MANAGEMENT

PART 3 ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

This section contains a review of our consolidated financial statements prepared in accordance with IFRS. It also contains information to enable the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A. The tables presented on pages 47 and 48 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes our consolidated statements of net income and reconciles them to operating cash flow and gains:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009
Revenues	$2,744	$2,033
Net operating income	1,037	760
Expenses
Interest	(427)	(335)
Operating costs	(93)	(96)
Current income taxes	(21)	(11)
Non-controlling interests in the foregoing	(215)	(90)
Operating cash flow and gains	281	228
Other items, net of non-controlling interests	(117)	(520)
Net income (loss)	$164	$(292)

Net income was $164 million for the first quarter of 2010, compared to a net loss of $292 million for the same period in 2009.

Revenues

FOR THE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009
Asset management and other services	$567	$456
Renewable power generation	337	296
Commercial properties	252	184
Infrastructure	196	95
Development activities	480	146
Special situations	826	812
Cash and financial assets	86	44
	$2,744	$2,033

Total revenues increased to $2.7 billion during the first quarter of 2010 from $2.0 billion in 2009 as asset management and other service revenues increased by approximately $0.1 billion due to new funds raised in the prior year and increased construction activity in Australia. Infrastructure revenues increased as assets acquired in the fourth quarter of 2009 contributed for a full quarter. Development activities increased revenue contribution by $0.3 billion primarily due to significant project completions in our Brazilian residential business which uses the completed contract method of revenue recognition.

Net Income

Net income is equal to “operating cash flow and gains” less “other items, net of non-controlling interests”, which consists largely of non-cash items such as depreciation and amortization, provisions in respect of future tax liabilities and other provisions that we do not consider to be relevant in measuring operating cash flow performance.

Q1 2010 INTERIM REPORT	37

Operating cash flow and gains is discussed in Part 2 – Review of Operations on a segmented basis, and are reconciled to a consolidated basis in the tables on pages 47 and 48 in this section.

Other Items, Net of Non-controlling Interests

The following table summarizes the major components of other items on a total basis and also by presenting them net of the associated non-controlling and minority interests:

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	2010	2009	Variance
Operating cash flow	$366	$248	$366	$248	$118
Less: deferred gains	(85)	(20)	(85)	(20)	(65)
	281	228	281	228	53
Other items
Depreciation and amortization	(179)	(185)	(157)	(160)	3
Fair value changes	144	(453)	61	(248)	309
Provisions and other	(16)	(334)	2	(140)	142
Deferred income taxes	(36)	51	(23)	28	(51)
Non-controlling interests	(30)	401	—	—	—
Net income	$164	$(292)	$164	$(292)	$456

1.    Net of non-controlling and minority interests

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	2010	2009	Variance
Renewable power generation	$115	$93	$111	$93	$18
Infrastructure	3	3	1	2	(1)
Development activities	9	5	8	4	4
Specialty situations	24	34	13	17	(4)
Other property, plant and equipment	28	50	24	44	(20)
	$179	$185	$157	$160	$(3)

1.    Net of non-controlling and minority interests

Depreciation expenses throughout most of our businesses are generally stable year-over-year except for currency fluctuations. We no longer recognize depreciation or depletion on our investment properties and timber, respectively, as each of these asset classes are revalued on a quarterly basis through income. Depreciation on our renewable power facilities represents the majority of our quarterly depreciation due to the significant investment we have in the underlying assets.

Fair Value Changes

Fair value changes for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	2010	2009	Variance
Investment property	$137	$(444)	$56	$(246)	$302
Agriculture	7	(9)	5	(2)	7
	$144	$(453)	$61	$(248)	$309

1.    Net of non-controlling interests

The net impact of unrealized fair value gains in the quarter totalled $61 million versus a loss of $248 million in 2009. The prior year’s loss was primarily the result of a decline in the valuation of our commercial office properties due to decreased rent assumptions and higher discount rates attributed to future cash flows. Valuations in 2010 improved significantly as leasing fundamentals in most of our markets improved.

Provisions and Other

Provisions and other are comprised primarily of revaluation items which are non-cash accounting adjustments that we are required to record under IFRS to reflect changes in the value of certain contractual arrangements.

38	BROOKFIELD ASSET MANAGEMENT

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	2010	2009	Variance
Interest rate contracts	$ 37	$ 1	$ 37	$ 1	$ 36
Power contracts	(117)	(29)	(117)	(29)	(88)
Other	96	362	78	168	(90)
	$ 16	$ 334	$ (2)	$ 140	$ (142)

1.    Net of non-controlling interests

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration, interest sensitive physical assets. The U.S. 10-year treasury rate moved from 3.84% to 3.83% during the first quarter of 2010, which led to a $37 million decrease in the net value of these contracts. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity and generation that we have pre-sold.

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 47 and 48 in this section. We also provide an analysis in this section of the major classifications of balances that differ from those utilized in our segmented review.

Total assets at book value increased to $66.1 billion as at March 31, 2010 from $64.9 billion at the end of 2009 as shown in the following table:

	Book Value
(MILLIONS)	March 31, 2010	December 31, 2009
Assets
Cash and cash equivalents and other financial assets	$ 6,477	$ 6,432
Accounts receivable and other	5,461	5,160
Inventory	5,588	5,553
Investments	4,504	4,454
Property, plant and equipment	16,369	16,518
Investment properties	19,564	19,210
Timber and other agricultural assets	2,936	2,951
Intangible assets	1,491	921
Goodwill	2,248	2,248
Deferred income tax	1,488	1,478
	$ 66,126	$ 64,925

The impact of higher currency exchange rates on the carrying values of assets located outside of the United States was a major contributor to the increase in total assets, as well as increased valuations of our commercial office properties.

Other Financial Assets

Other financial assets include $0.7 billion (2009 – $0.8 billion) of largely fixed income securities held through our insurance operations, as well as our $665 million (2009 – $475 million) common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis.

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations.

Q1 2010 INTERIM REPORT	39

	Ownership Interest		Carried Value
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$ 119	$ 119
Other power investments	23-50%	23-50%	154	157
Commercial properties
U.S. Core Fund	47%	47%	1,041	945
245 Park Avenue	51%	51%	650	613
Australian Property Funds	21%	21%	41	40
Other commercial properties	25-50%	25-50%	1,012	1,047
Infrastructure
Prime Infrastructure	40%	40%	662	656
Transelec S.A.	28%	28%	352	360
Other	25-45%	25-45%	473	517
Total			$ 4,504	$ 4,454

The carrying value of our Investments remained at $4.5 billion, reflecting on-going depreciation of the underlying asset base for our renewable power and infrastructure investments offset partially by an increase in the value of our commercial property investments.

Accounts Receivable and Other

Book Value
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009
Accounts receivable and other assets	$ 4,825	$ 4,518
Restricted cash	636	642
	$ 5,461	$ 5,160

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The balances increased as a result of higher foreign currency exchange rates on non-U.S. balances and increased development activity in our residential businesses during the quarter. The distribution of these assets among our business units is presented in the tables on pages 47 and 48.

Property, Plant and Equipment

	Book Value
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009
Renewable power generation	$ 12,943	$ 12,985
Timber	744	747
Utilities	211	205
Fee for services	283	301
Special situations	1,991	2,083
Other property, plant and equipment	197	197
	$ 16,369	$ 16,518

Property, plant and equipment are predominantly comprised of our involvement in renewable hydro facilities. There was minimal change in the value of our assets during the first quarter as the majority of assets are subject to revaluation annually.

40	BROOKFIELD ASSET MANAGEMENT

Intangible Assets

Intangible assets increased to $1.5 billion at quarter end from $0.9 billion at the end of 2009.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. Goodwill is allocated to our Australian, European and Middle East operations and was unchanged at $2.2 billion during the first quarter of 2010.

Liabilities and Shareholders’ Equity

The analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity.

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following tables depict the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the underlying value of our equity and the interests of other investors.

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At quarter end, our deconsolidated debt to capitalization was 15% (December 31, 2009 – 15%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level.

Proportionate consolidation which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 44% debt-to-capitalization ratio at quarter end (December 31, 2009 – 46%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our consolidated debt-to-capitalization ratio is at 40%, which reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. This is in part why we believe that the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company, and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of consolidated financial statements.

The following table presents the components of our capitalization on a deconsolidated, proportionately consolidated and fully consolidated basis, based on pre-tax IFRS carrying values.

	Deconsolidated		Proportionate		Consolidated
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Corporate borrowings	$2,471	$2,593	$2,471	$2,593	$2,471	$2,593
Non-recourse borrowings
Property-specific mortgages	—	—	14,191	14,747	19,867	19,678
Subsidiary borrowings[1]	802	779	3,528	3,550	3,824	3,800
Accounts payable and other	1,980	2,028	8,023	7,931	9,900	10,159
Capital securities	656	632	1,177	1,136	1,699	1,641
Non-controlling interests [2]	—	—	—	—	12,071	11,254
Shareholders’ equity[2]	16,294	15,800	16,294	15,800	16,294	15,800
	$22,203	$21,832	$45,684	$45,757	$66,126	$64,925
Debt to capitalization	15%	15%	44%	46%	40%	40%
1.	Includes $802 million (December 31, 2009 – $779 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Excludes unrecognized values under IFRS

Q1 2010 INTERIM REPORT	41

Debt to capitalization in the first quarter was consistent with 2009 in all three bases of presentation provided in the above table. The deconsolidated and proportionate basis are the most representative measure of debt to capitalization, in our view, as the deconsolidated basis reflects the proportion of debt which has recourse to the Corporation, and the proportionate basis reflects our share of overall debt within the business without the potential distortions of consolidation accounting.

The ratios on a book value basis would be higher, however we do not consider them as meaningful for the purpose of this analysis because they reflect the impact of accounting depreciation on our long-life assets as well as the relatively low acquisition prices of assets purchased on an opportunistic basis over the years.

The table above also illustrates our use of subsidiary and property-specific financings to minimize risk. As at March 31, 2010 only 12% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 76% is recourse only to specific assets or groups of assets and 12% is issued by subsidiaries and has no recourse to the Corporation.

The cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown on a consolidated basis in the following table:

	Deconsolidated		Consolidated
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	2010	2009
Corporate borrowings	$43	$34	$43	$34
Contingent swap accruals	23	19	23	19
Property-specific borrowings	—	—	287	205
Subsidiary borrowings	—	—	51	59
Operating expenses	63	69	114	107
Capital securities	9	7	23	18
Non-controlling interest	—	—	215	90
Shareholders’ equity
Preferred equity	16	8	16	8
Common equity	350	240	350	240
	366	248	366	248
Total cash flows	$504	$377	$1,122	$780
Interest coverage[1]	7x	6x	9x	6x
Fixed charge coverage[2]	5x	5x	6x	5x
1.	Total cash flows divided by interest on corporate and subsidiary borrowings
2.	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity

Corporate Borrowings

We discuss corporate borrowings on page 34.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partly owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at March 31, 2010, subsidiary borrowings included $802 million (December 31, 2009 – $779 million) of financial obligations that are guaranteed by the Corporation.

		Proportionate		Consolidated
(MILLIONS)	Average Term	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Subsidiary borrowings
Renewable power generation	7	$1,185	$1,144	$1,185	$1,144
Commercial properties	3	542	500	593	551
Development activities	1	430	475	430	475
Special situations	2	471	541	716	740
Other	3	98	111	98	111
Contingent swap accruals [1]	6	802	779	802	779
Total	4	$3,528	$3,550	$3,824	$3,800
1.	Guaranteed by the Corporation

42	BROOKFIELD ASSET MANAGEMENT

Subsidiary borrowings were largely unchanged in aggregate on both a consolidated and proportionate basis during the first quarter of 2010. Carrying values of non-U.S. borrowings generally increased as a result of currency fluctuations compared to the end of 2009.

The following table presents our proportionate share of subsidiary borrowing maturities, based on our ownership interest in the borrowing entity:

AS AT MARCH 31, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Proportionate Total
Renewable power generation	$155	$—	$394	$636	$1,185
Commercial properties	49	150	—	343	542
Development activities	—	170	—	260	430
Special situations	159	16	155	141	471
Other	—	26	—	72	98
Contingent swap accruals	—	—	—	802	802
	$363	$362	$549	$2,254	$3,528

Borrowings within in our renewable power and commercial property businesses reflect utilization of corporate bank facilities.

Property-Specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
(MILLIONS)	Average Term	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Renewable power generation	10	$ 2,934	$3,179	$3,732	$3,861
Commercial properties	4	7,267	7,468	9,810	9,540
Infrastructure	7	1,923	2,063	1,971	1,988
Development activities	2	1,439	1,337	2,584	2,319
Special situations	5	628	700	1,770	1,970
Total	5	$ 14,191	$14,747	$19,867	$19,678

Property-specific borrowings were relatively unchanged in aggregate during the first quarter.

The following table presents our proportionate share of property-specific borrowings maturities, based on our ownership interests in the borrowing entity, adjusted to reflect amortization and repayments to the date of this report:

AS AT MARCH 31, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Proportionate Total
Renewable power generation	$164	$95	$447	$2,228	$2,934
Commercial properties	930	1,513	1,371	3,453	7,267
Infrastructure	57	196	77	1,593	1,923
Development activities	637	402	206	194	1,439
Special situations	89	26	213	300	628
	$1,877	$2,232	$2,314	$7,768	$14,191

Renewable power generation and commercial properties borrowings are described in greater detail on pages 18, 21 and 22, respectively. Development includes borrowings within our Canadian and U.S. residential business. Development borrowings are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against any new projects that we elect to pursue.

Q1 2010 INTERIM REPORT	43

Capital Securities

Capital securities are preferred shares that are convertible into common equity at our option, but are classified as liabilities, because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

		Proportionate		Consolidated
	Average Term
(MILLIONS)	to Conversion	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Issued by the Corporation	4	$ 656	$632	$656	$632
Issued by Brookfield Properties Corporation	4	521	504	1,043	1,009
	4	$ 1,177	$1,136	$1,699	$1,641

The carrying values of capital securities increased slightly due to the higher Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at March 31, 2010 was 6% (December 31, 2009 – 6%) and the average term to the holders’ conversion date was four years (December 31, 2009 – four years).

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest		Book Value
(MILLIONS)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2010	Dec. 31, 2009
Participating interests
Renewable power generation	various	various	$543	$265
Commercial properties
Brookfield Properties Corporation	252.2 / 49%	252.0 / 49%	3,283	3,077
Property funds and other	various	various	1,328	1,385
Infrastructure
Timber	various	various	1,001	992
Utilities and fee for services	various	various	846	880
Development activities
Brookfield Homes Corporation	11.2 / 40%	11.2 / 40%	144	145
Brookfield Incorporações S.A.	251.1 / 57%	249.7 / 57%	783	785
Brookfield Real Estate	various	various	310	253
Opportunity Funds
Specialty situations	various	various	1,440	1,502
Investments	various	various	201	162
			9,879	9,446
Non-participating interests
Brookfield Australia			400	392
Brookfield Properties Corporation			654	395
			1,054	787
			$10,933	$10,233

The value of non-controlling interests in net assets held by other investors increased from $10.2 billion at the end of 2009 to $10.9 billion at the end of the first quarter of 2010.

44	BROOKFIELD ASSET MANAGEMENT

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the first three months of 2010 and the same period in 2009 and 2008 are as follows:

	Distribution per Security
	2010	2009	2008
Class A Common Shares	$0.13	$0.13	$0.12
Class A Common Shares – special [1]	—	—	0.94
Class A Preferred Shares
Series 2	0.09	0.12	0.26
Series 4 + Series 7	0.09	0.12	0.26
Series 8	0.14	0.17	0.35
Series 9	0.26	0.22	0.27
Series 10	0.35	0.29	0.36
Series 11	0.33	0.28	0.34
Series 12	0.32	0.27	0.34
Series 13	0.09	0.12	0.26
Series 14	0.34	0.44	0.94
Series 15	0.05	0.10	0.31
Series 17 [2]	0.29	0.24	0.30
Series 18 [3]	0.29	0.24	—
Series 21 [4]	0.30	0.25	—
Series 22 [5]	0.42	—	—
Series 24 [6]	0.27	—	—
1.	Represents the book value of Brookfield Infrastructure special dividend
2.	Issued November 20, 2006
3.	Issued May 9, 2007
4.	Issued June 25, 2008
5.	Issued June 4, 2009
6.	Issued January 14, 2010

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009	2010	2009
Net income (loss)/operating cash flow	$366	$248	$164	$(315)
Preferred share dividends	(16)	(8)	(16)	(8)
Net income (loss)/operating cash flow available for common shareholders	$350	$240	$148	$(323)
Weighted average – common shares	573.3	572.5	573.3	572.5
Dilutive effect of the conversion of options using treasury stock method	9.3	6.4	9.3	6.4
Common shares and common share equivalents	582.6	578.9	582.6	578.9

Q1 2010 INTERIM REPORT	45

In calculating our book value per common share, the cash value of our unexercised options of $838 million (December 31, 2009 – $634 million) is added to the book value of our common share equity of $12,055 million (December 31, 2009 – $11,867 million) prior to dividing by the total diluted common shares presented above.

Under IFRS, the dilutive impact of our capital securities is required to be reflected within total diluted common shares. Based on the carrying value of our capital securities at March 31, 2010, this would increase the share balance by 28.8 million (December 31, 2009 – 29.6 million). We do not include this in our measure of diluted shares as we intend to redeem our capital securities prior to conversion.

As of May 5, 2010 the Corporation had outstanding 573,953,911 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009
Operating activities	$403	$(125)
Financing activities	320	287
Investing activities	(716)	(385)
Increase / (decrease) in cash and cash equivalents	$7	$(223)

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2010	2009
Operating cash flow	$366	$248
Adjust for:
Net change in working capital balances and other	37	(373)
Cash flow from operating activities	$403	$(125)

Financing Activities

We generated $320 million of cash flow from financing activities in the first quarter of 2010, compared to $287 million for the same period in 2009. During the quarter we completed preferred share issuances in our renewable power and commercial property platforms and at the Corporation, raising $757 million. Proceeds raised in our renewable power platform were used to repay $195 million of term debentures. In addition, we reduced the level of corporate commercial paper outstanding by $165 million. In 2009, we raised $223 million of non-recourse debt within our retail mall business in Brazil. The proceeds from the issue were used to repay vendor financing assumed with our acquisition of a portfolio of malls.

Investing Activities

We invested $716 million in our operations during the first quarter of 2010 compared with $385 million for the same period in 2009. Capital deployed within our investment properties totaled $348 million reflecting the continued expansion of our commercial property portfolio as we acquired a development site in central London and progressed a number of development initiatives in North America and Australia. In addition, we acquired a 2.9 million square foot commercial property portfolio in the United States for $160 million within our real estate opportunity fund. Financial assets increased by $419 million as we increased our holdings of various common share positions and high yield and distressed debt instruments. Proceeds generated from investment activities reflect the sale of our interest in Concert Industries and Norbord Inc. In the prior year, we disposed of $175 million of securities that were held in trust supporting various re-insurance transactions.

46	BROOKFIELD ASSET MANAGEMENT

Balance sheet	AS AT MARCH 31, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Cash and Financial Assets	Other Assets	Corporate	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,943	$6	$1,238	$37	$1,991	$—	$154	$—	$16,369
Investment properties	—	16,998	218	1,419	929	—	—	—	19,564
Timber	—	—	2,499	352	85	—	—	—	2,936
Inventory	6	4	37	5,157	384	—	—	—	5,588
Investments	—	2,832	1,298	150	27	178	19	—	4,504
Cash and cash equivalents	132	318	50	369	191	149	70	—	1,279
Financial assets	237	943	45	(122)	392	1,782	—	—	3,277
Loans and notes receivable	—	152	—	—	1,606	163	—	—	1,921
Accounts receivable and other	1,137	1,212	93	1,080	786	—	1,153	—	5,461
Intangible assets	562	44	289	194	215	—	187	—	1,491
Goodwill	17	342	591	305	35	—	958	—	2,248
	15,034	22,851	6,358	8,941	6,641	2,272	2,541	—	64,638
Deferred tax asset	86	713	16	244	88	—	341	—	1,488
Total assets	$15,120	$23,564	$6,374	$9,185	$6,729	$2,272	$2,882	$—	$66,126

Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,471	$2,471
Non-recourse borrowings
Property specific mortgages	3,732	9,810	1,971	2,584	1,660	110	—	—	19,867
Subsidiary borrowings	1,185	593	—	430	716	98	—	802	3,824
Accounts payable and other liabilities	660	996	212	1,587	997	85	841	2,012	7,390
Deferred tax liability	2,997	1,127	695	290	188	—	—	39	5,336
Interests of others in funds	1,018	—	120	—	—	—	—	—	1,138
Capital securities	—	1,043	—	—	—	—	—	656	1,699
Shareholders’ equity
Non-controlling interests	543	4,934	1,845	1,875	1,562	174	—	—	10,933
Preferred equity	—	—	—	—	—	—	—	1,413	1,413
Common equity	4,985	5,061	1,531	2,419	1,606	1,805	2,041	(7,393)	12,055
Total liabilities and shareholders’ equity	$15,120	$23,564	$6,374	$9,185	$6,729	$2,272	$2,882	$—	$66,126

Common equity	$4,985	$5,061	$1,531	$2,419	$1,606	$1,805	$2,041	$(7,393)	$12,055
Deferred income taxes	2,910	71	36	54	25	—	(341)	71	2,826
Underlying value	$7,895	$5,132	$1,567	$2,473	$1,631	$1,805	$1,700	$(7,322)	$14,881

Results from operations	FOR THE THREE MONTHS ENDED MARCH 31, 2010
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Fees earned	$71	$—	$—	$—	$—	$—	$—	$—	$71
Revenues less direct operating costs
Renewable power generation	—	239	—	—	—	—	—	—	239
Commercial properties	—	—	269	—	—	10	—	—	279
Infrastructure	—	—	—	46	—	1	—	—	47
Development activities	—	—	—	—	71	—	—	—	71
Special situations	—	—	—	—	—	74	—	—	74
Investment and other income	—	7	85	51	7	3	103	—	256
	71	246	354	97	78	88	103	—	1,037
Expenses
Interest	—	90	165	30	37	25	5	75	427
Operating costs	—	—	24	5	—	6	—	58	93
Current income taxes	—	6	3	1	6	—	—	5	21
Non-controlling interests	—	37	92	31	28	15	12	—	215
Operating cash flow	71	113	70	30	7	42	86	(138)	281
Disposition gains	—	—	—	—	1	84	—	—	85
Cash flow from operations	$71	$113	$70	$30	$8	$126	$86	$(138)	$366

Q1 2010 INTERIM REPORT	47

	AS AT DECEMBER 31, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Cash and Financial Assets	Other Assets	Corporate	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,985	$2	$1,253	$59	$2,083	$—	$136	$—	$16,518
Investment properties	—	16,728	215	1,242	1,025	—	—	—	19,210
Timber	—	—	2,512	358	81	—	—	—	2,951
Inventory	7	1	32	5,109	404	—	—	—	5,553
Investments	270	2,652	1,363	120	25	24	—	—	4,454
Cash and cash equivalents	145	311	29	307	323	35	122	—	1,272
Financial assets	(37)	1,388	8	(148)	371	1,767	2	—	3,351
Loans and notes receivable	—	—	—	—	1,639	170	—	—	1,809
Accounts receivable and other	1,630	506	70	1,078	684	—	1,192	—	5,160
Intangible assets	—	44	306	194	196	—	181	—	921
Goodwill	16	341	591	311	34	—	955	—	2,248
	15,016	21,973	6,379	8,630	6,865	1,996	2,588	—	63,447
Deferred tax asset	64	633	16	237	135	—	393	—	1,478
Total assets	$15,080	$22,606	$6,395	$8,867	$7,000	$1,996	$2,981	$—	$64,925

Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,593	$2,593
Non-recourse borrowings
Property specific mortgages	3,861	9,540	1,988	2,319	1,844	126	—	—	19,678
Subsidiary borrowings	1,144	551	—	475	740	36	—	854	3,800
Accounts payable and other liabilities	722	1,264	209	1,633	1,028	110	766	2,037	7,769
Deferred tax liability	2,875	1,032	700	275	192	—	—	105	5,179
Interests of others in funds	899	—	122	—	—	—	—	—	1,021
Capital securities	—	1,009	—	—	—	—	—	632	1,641
Shareholders’ equity
Non-controlling interests	264	4,616	1,870	1,817	1,585	81	—	—	10,233
Preferred equity	—	—	—	—	—	—	—	1,144	1,144
Common equity	5,315	4,594	1,506	2,348	1,611	1,643	2,215	(7,365)	11,867
Total liabilities and shareholders’ equity	$15,080	$22,606	$6,395	$8,867	$7,000	$1,996	$2,981	$—	$64,925

Common equity	$5,315	$4,594	$1,506	$2,348	$1,611	$1,643	$2,215	$(7,365)	$11,867
Deferred income taxes	2,703	247	40	55	20	2	(467)	189	2,789
Underlying value	$8,018	$4,841	$1,546	$2,403	$1,631	$1,645	$1,748	$(7,176)	$14,656

Results from Operations	FOR THE THREE MONTHS ENDED MARCH 31, 2009
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Fees earned	$52	$—	$—	$—	$—	$—	$—	$—	$52
Revenues less direct operating costs
Renewable power generation	—	211	—	—	—	—	—	—	211
Commercial properties	—	—	217	—	—	—	—	—	217
Infrastructure	—	—	—	31	—	—	—	—	31
Development activities	—	—	—	1	(10)	(1)	—	—	(10)
Special situations	—	—	—	—	—	38	—	—	38
Investment and other income	—	6	59	17	7	8	124	—	221
	52	217	276	49	(3)	45	124	—	760
Expenses
Interest	—	70	130	25	17	26	7	60	335
Operating costs	—	—	26	—	—	2	—	68	96
Current income taxes	—	7	3	1	(1)	—	—	1	11
Non-controlling interests	—	23	61	4	(7)	9	—	—	90
Operating cash flow	52	117	56	19	(12)	8	117	(129)	228
Disposition gains	—	29	—	—	—	—	(9)	—	20
Cash flow from operations	$52	$146	$56	$19	$(12)	$8	$108	$(129)	$248

48	BROOKFIELD ASSET MANAGEMENT

PART 4 INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. We applied to the Canadian Securities Administrators (“CSA”) and were granted exemptive relief to prepare our financial statements in accordance with IFRS earlier. Accordingly, we have adopted IFRS effective January 1, 2010 and have prepared our current interim financial statements using IFRS accounting policies. Prior to the adoption of IFRS our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The company’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS.

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. Our adoption had a substantial impact on our consolidated balance sheets and statements of operations. In particular, our opening balance sheet reflects the revaluation of substantially all of our fixed assets to their fair values as at January 1, 2009. The revaluation is the result of using fair value as the cost base for our transition to IFRS or as a result of the policies we adopted under IFRS requiring certain assets to be measured at fair value. Additionally, these changes to the opening balance sheet required that a corresponding tax asset or liability be established based on the resultant differences between the carried value of these fixed assets under IFRS and their associated tax bases. In aggregate, these increases and the application of various policies under IFRS that differ from Canadian GAAP increased our common equity by $6.3 billion as at January 1, 2009. Note 3 of our interim financial statements provides detailed reconciliations between Canadian GAAP and IFRS of shareholders’ equity as at January 1, March 31 and December 31, 2009 and of net income for the three months ended March 31, 2009 and for the year ended December 31, 2009 respectively. These reconciliations provide explanations of each major difference.

The following discussion highlights the significant new standards that we have adopted under IFRS and the effect on our comparative period results of operations and financial position as previously reported under Canadian GAAP as well as the possible effects going forward. Additionally, we have highlighted various standards under IFRS where choice is available among acceptable alternatives and have identified the choices we have made and our rationale for doing so in the context of our business.

Revaluation of Assets

IAS 16 Property, Plant and Equipment (“IAS 16”) allows an entity to apply either the revaluation or cost method to individual classes of fixed assets. Under the revaluation method property, plant and equipment are measured at their fair values. Increases and decreases in fair value are recorded directly to equity, except where an asset decreases below its historic depreciated cost, in which case the difference between its historic depreciated cost and fair value is recorded as an impairment loss in income. These assets continue to be depreciated, however, to the extent an asset’s fair value is maintained or increases the accumulated depreciation related to such asset effectively reversed, increasing the carried value of the asset and equity. We have applied the revaluation method to our renewable power generation facilities, transmission assets and certain other assets within our infrastructure businesses. All other property, plant and equipment will be accounted for using the cost method, which is similar to Canadian GAAP. We have chosen to use the revaluation method for assets that are long-term in nature and in our view, tend to appreciate, as opposed to depreciate in a prescribed manner, over time. Accordingly, we believe that the revaluation method provides a more accurate account of our asset base, especially for assets that we have owned for a long period of time. To the extent the fair value of these assets increase or decrease in the future, the impact thereof will be reflected in the carrying value of such assets and within our equity base. The use of the revaluation method increased common shareholders’ equity by $7.9 billion as at January 1, 2009.

Q1 2010 INTERIM REPORT	49

Fair Value of Investment Property

Significant portions of our operating assets are considered investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. For IFRS, our commercial properties, commercial development properties, opportunity investments, higher-and-better use lands within our timber business and certain other assets are classified as investment property. Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. Under the fair value model changes in fair value are recorded in income in the period of change, whereas the cost model is similar to the accounting for such assets under Canadian GAAP (i.e. the application of depreciation). We have chosen the fair value model to account for investment property under IFRS. This choice reflects our belief that our portfolio of properties generally fluctuate in value as opposed to depreciate in a prescribed manner and that as the fair value of investment property can be determined with a reasonable degree of accuracy this policy provides better information as to our asset base and of our performance in respect of the value of our portfolio of investment properties over time. We determined the fair value of investment property at January 1, 2009 to be approximately $2.5 billion greater than the carrying value under Canadian GAAP, net of intangible assets and straight-line rent recorded under Canadian GAAP. We determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years and using the discount and terminal capitalization rates provided on page 20. To the extent the fair value of properties increases or decreases in the future, net income will be correspondingly affected in the period of change offset by a related charge in deferred tax.

Timber

Under IFRS standing timber is considered a biological asset under IAS 41 Agriculture (“IAS 41”) and is recorded at net fair value which is fair value less estimated point-of-sale costs. Other fixed assets within our timber business are recorded separately as property, plant and equipment or investment property. Currently under Canadian GAAP our timberland assets are recorded at cost, less accumulated depletion which is based upon harvested amounts. Changes in fair value or point-of-sale costs after initial recognition are recognized in income in the period in which the change arises. Fair value has been determined as the future expected market price for similar species and age of timber less costs to sell, discounted to the measurement date.

Financial Instruments

The transition to IFRS has resulted in certain presentation and measurement differences for various financial instruments, the most significant of which relate to securities with redemption features held by non-controlling interests and available for sale equity securities. The company’s Canadian renewable power fund is a open-ended mutual fund trust and accordingly its units provide for a redemption feature allowing holders to redeem their units from the fund for an amount based on the market price of the units. Under IFRS, these units held by others are presented as non-controlling interest outside of shareholders’ equity and are measured at their redemption amount with changes in the redemption amount recorded in income in the period of the change. At January 1, 2009, December 31, 2009 and March 31, 2010 the amount of non-controlling interest recorded outside of shareholders’ equity related to these units was $0.3 billion, $1.0 billion, and $1.1 billion, respectively. To the extent the traded price of units increases or decreases, we will recognize a loss or gain, respectively, in income.

Additionally, under Canadian GAAP certain securities held by the Company that were not traded in an active market were measured at cost. Under IFRS these securities are carried at their estimated fair value with changes in fair value are recorded in income in the period of change. This difference resulted in an increase to shareholders’ equity at January 1, 2009 and December 31, 2009 of $0.3 billion and $0.3 billion, respectively.

50	BROOKFIELD ASSET MANAGEMENT

Deconsolidation of Certain Entities and Joint Ventures

Our transition to IFRS impacted the basis for which we accounted for certain entities that for Canadian GAAP we either consolidated or equity accounted. Under Canadian GAAP we determined whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS we consolidate an entity only if it is determined to be controlled by us and if we obtain a benefit from that control. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. This change had the primary result of certain entities that we consolidated for Canadian GAAP to be deconsolidated for IFRS. The more significant of these entities were the US Core Fund, our interest in First Canadian Place and various renewable power generation facilities which we now equity account under IFRS that were previously consolidated.

Furthermore, IAS 31 Interests in Joint Ventures (“IAS 31”) allows an entity to choose whether it will proportionately consolidate or equity account joint ventures in entities over which we have joint control. Under Canadian GAAP we proportionately consolidated these joint ventures, however, for IFRS we will equity account our interests. This change has resulted various joint ventures in our North American, Australasian and Brazilian commercial properties businesses to be equity accounted under IFRS that were previously proportionately accounted for under Canadian GAAP.

The above change in the basis upon which we account for the above mentioned interest under IFRS that for Canadian GAAP were previously consolidated or proportionately consolidated did not have an impact on our common equity or on net income. However, this change did have the impact of removing a significant amount assets and corresponding liabilities from our balance sheet, certain of which related solely to our co-investors and are now equity accounted.

Dilution Gains

From time to time we will partial interests in businesses that we consolidate and continue to consolidate that business because we control the business through voting rights or management arrangements. Under Canadian GAAP we would recognize a gain, or loss, where we have sold a partial interest in a business in instances where there was a substantive change in the ownership; generally considered to be a change of 20% of more in equity. Under IFRS, no gain or loss would be recognized if we continue to retain control of the business, even though we have sold a significant portion of the business to independent third parties. In 2009 we sold our Canadian renewable power generation facilities to Brookfield Renewable Power Fund, of which we own 50% and under Canadian GAAP recognized a gain of $0.3 billion, as there was a substantive change in the ownership of such facilities. Under IFRS we did not recognize a gain for the partial sale of these facilities as we continue to retain control by virtue of our 50% interest in Brookfield Renewable Power Fund. In the first quarter of 2010, we sold a partial interest in our investment in Norbord Inc., while continuing to retain control. The sale resulted in a gain of $84 million which is deferred in equity. Under IFRS all such future gains or losses will be deferred in equity.

Q1 2010 INTERIM REPORT	51

PART 5 SUPPLEMENTAL INFORMATION

CONTRACTUAL OBLIGATIONS

Our 2009 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Strategy, Environment and Risks section of our 2009 Annual report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on

52	BROOKFIELD ASSET MANAGEMENT

critical accounting policies, see our significant accounting policies contained in Note 2 to the Consolidated Financial Statements and International Financial Reporting Standards as described above.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i) Policies used in annual financial statements

As described above, the company’s current interim financial statements are its first financial statements prepared using IFRS. These interim financial statements were prepared using the accounting policies the company expects to adopt in its December 31, 2010 annual financial statements. In preparing the company’s first annual financial statements the company is required to use the standards in effect as at December 31, 2010, which may differ from the policies the company currently expects to adopt and used in the current interim financial statements. Differences may arise as a result of new standards being issued, with an effective date of December 31, 2010 or prior, before the preparation of the company’s December 31, 2010 annual financial statements. Accordingly, to the extent that new standards are issued with an effective date of December 31, 2010 or prior the accounting policies used in the company’s current interim financial statements would differ from those used in the company’s annual December 31, 2010 financial statements. A change in the accounting policies used may result in material changes to the company’s reported financial position, results of operations and cash flows.

(ii) Financial Instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

(ii) Related Party Disclosures - revised definition of related parties

On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Q1 2010 INTERIM REPORT	53

QUARTERLY RESULTS

Total revenues, net income and operating cash flows for the eight recently completed quarters are as follows:

	IFRS					Canadian GAAP
	2010	2009				2008
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$2,744	$2,310	$2,425	$2,571	$2,033	$3,015	$3,226	$3,449
Cash flow from operations	$366	$365	$495	$294	$248	$247	$355	$378
Preferred share dividends	16	14	12	9	8	9	11	12
Cash flow to common shareholders	$350	$351	$483	$285	$240	$238	$344	$366
Net income (loss)	$164	$214	$(519)	$(282)	$(292)	$171	$171	$110
Common equity – book value	$12,055	$11,867	$11,878	$11,748	$10,962	$4,911	$5,814	$6,277
Common shares outstanding	574.0	572.9	572.1	572.0	571.8	572.6	583.4	583.8
Per common share
Cash flow from operations	$0.60	$0.60	$0.83	$0.49	$0.42	$0.41	$0.58	$0.62
Net income (loss)	0.25	0.35	(0.92)	(0.50)	(0.52)	0.27	0.27	0.17
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value	20.93	20.57	20.58	20.29	18.93	8.92	10.20	11.14
Market trading price (NYSE)	25.42	22.18	22.71	17.07	13.78	15.27	27.44	32.54

1.  Excludes dilution from capital securities which the Company intends to redeem prior to conversion.

54	BROOKFIELD ASSET MANAGEMENT

Cautionary Statement Regarding Forward-looking Statements

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this Supplemental Information, in other filings with Canadian regulators or the SEC or in other communications. The words “future,” “positioned,” “provide,” “plan”, “projected,” “predominantly,” “increasing,” “achieve,” “contracted,” “intend,” “extend,” “projected,” “periodically,” “enable,” “enhance,” “maintain,” “objective,” “pursue,” “generate,” “build,” “capitalize,” “create,” “largely,” “continue,” “believe,” “typically,” “expect,” “potentially,” “primarily,” “generally,” “anticipate,” “might,” “expand,” “usually,” “scheduled,” “seeking,” “likely,” “growth” derivations thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “would,” “may,” “will,” “can,” or “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include, among others, statements with respect to: procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of IFRS; our belief that IFRS is a better representation of our financial position than historical book values; our use of IFRS standards currently issued and expected to be effective at the end of our first IFRS reporting period; ambiguity as to whether certain accounting policies will be adopted and the potential modification of the application of such policies; expected contributions of our timberlands and residential developments in America; our objective of increasing returns to shareholders over the long term; our pursuit of value enhancing opportunities and investment initiatives; future earnings; cash flow growth; annual revaluations; our beliefs about the value of our tangible assets; our expectations with respect to refinancing maturities; our objective of increasing the number of funds, third-party capital under management and associated revenues; variances in our cash flows; our ability to maintain or increase our net rental income of our office properties; our ability to roll over leased space; refinancing of our commercial office operations with non-recourse mortgages and equity from co-investors; our intention to develop our commercial office portfolio; future construction on Ninth Avenue in New York City; development of City Square in Perth, Australia; the positioning of our utilities businesses in their respective markets; returns on future capital investments; expected revenues, margins and operational improvements of our utilities business; annual revaluation of our assets; our beliefs about our ability to benefit from increases in commodity demand and the global movement of goods in our fee for services businesses; generation of operating cash flow from development lands; renewal of consolidated liabilities borrowings in connection with our residential developments; deferral of revenue recognition in connection with our Brazilian residential business; timing of active development of our Canadian residential business; margins in our Australian residential business; our beliefs about the underlying value of our rural development lands; our expectation that investment returns in our restructuring funds will take the form of disposition gains; our beliefs about the structure of our real estate financing arrangements, the future investment opportunities arising from real estate loan maturities, the impact of the financial collapse of American International Group (“AIG”) and AIG Financial Products (“AIG-FP”) on our obligations pursuant to interest rate swap arrangements with AIG-FP and the commencement of legal proceedings against AIG; the sale of certain of our investments once value has been maximized; expected new future investments; our ability to preserve the value of our invested capital; funds available to pursue large scale acquisitions; expansion of the operations of our business units that are listed as public companies; our expectation that commercial office transactions will be a primary area of activity over the next 24 months; renewal and extension of our corporate borrowings; capitalization of our subsidiary entities to provide for access to debt capital markets; the nature and repayment of our residential and property development borrowings; as well as the outlook for the company’s businesses, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current economic downturn; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; timber growth cycles; environmental matters; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and Management’s Discussion and Analysis of Financial Results as well as other documents filed by the company with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding Use of Non-IFRS Accounting Measures

This Management’s Discussion and Analysis makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted measure under IFRS and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Business Environment and Risks

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macroeconomic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Management’s Discussion and Analysis of Financial Results in the Corporation’s 2009 Annual Report which is available on our web site and at www.sedar.com.

Q1 2010 INTERIM REPORT	55

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (U.S. MILLIONS)	Note	March 31, 2010	December 31, 2009	January 1, 2009
Assets
Cash and cash equivalents		$1,279	$1,272	$1,171
Other financial assets	7	5,198	5,160	4,506
Accounts receivable and other	7	5,461	5,160	3,974
Inventory	7, 8	5,588	5,553	4,668
Investments	9	4,504	4,454	4,614
Property, plant and equipment	5, 13	16,369	16,518	15,639
Investment properties	12	19,564	19,210	16,694
Timber	14	2,936	2,951	2,830
Intangible assets	10	1,491	921	530
Goodwill	11	2,248	2,248	1,904
Deferred income tax	20	1,488	1,478	1,129
		$66,126	$64,925	$57,659
Liabilities and Shareholders’ Equity
Accounts payable and other	7	$7,390	$7,769	$6,915
Corporate borrowings	15	2,471	2,593	2,284
Non-recourse borrowings
Property specific mortgages	7, 16	19,867	19,678	17,808
Subsidiary borrowings	7, 16	3,824	3,800	3,661
Deferred income tax	20	5,336	5,179	4,876
Capital securities		1,699	1,641	1,690
Interests of others in funds	17	1,138	1,021	283
Shareholders’ equity	18	24,401	23,244	20,142
		27,238	25,906	22,115
		$66,126	$64,925	$57,659

56	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) (U.S. MILLIONS, EXCEPT PER SHARE AMOUNTS) THREE MONTHS ENDED MARCH 31	2010	2009
Total revenues	$2,744	$2,033
Fees earned	71	52
Revenues less direct operating costs
Renewable power generation	239	211
Commercial properties	279	217
Infrastructure	47	31
Development activities	70	(10)
Special situations	74	38
	780	539
Equity accounted income	115	74
Investment and other income	142	147
	1,037	760

Expenses
Interest	427	335
Operating costs	93	96
Current income taxes	21	11
Net income prior to other items	496	318
Other items
Depreciation and amortization	(179)	(185)
Fair value changes	144	(453)
Provisions and other	(16)	(334)
Deferred income taxes	(36)	51
Net income (loss)	$409	$(603)

Net income (loss) attributable to:
Common shareholders	$164	$(292)
Non-controlling interests	245	(311)
	$409	$(603)
Net income (loss) per common share:
Diluted	$0.25	$(0.52)
Basic	$0.26	$(0.52)

Q1 2010 INTERIM REPORT	57

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) (U.S. MILLIONS) THREE MONTHS ENDED MARCH 31	2010	2009
Net income (loss)	$409	$ (603)
Other comprehensive income
Foreign currency translation	1	(45)
Available-for-sale securities	25	(7)
Derivative instruments designated as cash flow hedges	8	40
Revaluations of property, plant and equipment	45	49
Equity accounted investments	(30)	23
Deferred taxes on above items	(6)	(15)
	43	45
Comprehensive income (loss)	$452	$(558)

Attributable to:
Common shareholders
Net income (loss)	$164	$(292)
Other comprehensive income	31	53
Comprehensive income (loss)	$195	$(239)
Non-controlling interests
Net income (loss)	$245	$(311)
Other comprehensive income (loss)	12	(8)
Comprehensive income (loss)	$257	$(319)

58	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED) (U.S. MILLIONS) THREE MONTHS ENDED MARCH 31	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at December 31, 2009	$1,289	$75	$3,594	$99	$5,109	$1,652	$49	$11,867	$1,144	$10,233	$23,244
Add: Deferred income taxes, net	—	—	19	—	2,715	—	55	2,789	—	912	3,701
	1,289	75	3,613	99	7,824	1,652	104	14,656	1,144	11,145	26,945
Changes in period
Net income and disposition gains prior to other items	—	—	281	85	—	—	—	366	—	215	581
Depreciation and amortization	—	—	(157)	—	—	—	—	(157)	—	(22)	(179)
Fair value changes	—	—	61	—	—	—	—	61	—	83	144
Deferred income taxes	—	—	(23)	(9)	—	—	—	(32)	—	(13)	(45)
Other	—	—	2	—	—	—	—	2	—	(18)	(16)
	—	—	164	76	—	—	—	240	—	245	485
Other comprehensive income
Total	—	—	—	—	40	3	(7)	36	—	13	49
Deferred income taxes	—	—	—	—	(5)	—	—	(5)	—	(1)	(6)
	—	—	—	—	35	3	(7)	31	—	12	43
Shareholder distributions	—	—	(91)	—	—	—	—	(91)	—	(86)	(177)
Issuances	8	—	(7)	—	—	—	—	1	269	476	746
Stock based compensation	—	7	—	—	—	—	—	7	—	—	7
Acquisitions / dispositions	—	—	—	—	—	—	—	—	—	149	149
	8	7	(98)	—	—	—	—	(83)	269	539	725
Reversal of in period deferred income taxes, net	—	—	23	9	5	—	—	37	—	14	51
	1,297	82	3,702	184	7,864	1,655	97	14,881	1,413	11,955	28,249
Less: Deferred income taxes, net	—	—	(42)	(9)	(2,720)	—	(55)	(2,826)	—	(1,022)	(3,848)
Balance as at March 31, 2010	$1,297	$82	$3,660	$175	$5,144	$1,655	$42	$12,055	$1,413	$10,933	$24,401

(UNAUDITED) (U.S. MILLIONS) THREE MONTHS ENDED MARCH 31	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at January 1, 2009	$1,278	$57	$4,837	$—	$5,214	$—	$(148)	$11,238	$870	$8,034	$20,142
Add: Deferred income taxes, net	—	—	270	—	2,824	—	16	3,110	—	637	3,747
	1,278	57	5,107	—	8,038	—	(132)	14,348	870	8,671	23,889
Changes in period
Net income and disposition gains prior to other items	—	—	228	20	—	—	—	248	—	90	338
Depreciation and amortization	—	—	(160)	—	—	—	—	(160)	—	(25)	(185)
Fair value changes	—	—	(248)	—	—	—	—	(248)	—	(205)	(453)
Deferred income taxes	—	—	28	—	—	—	—	28	—	23	51
Other	—	—	(140)	—	—	—	—	(140)	—	(194)	(334)
	—	—	(292)	20	—	—	—	(272)	—	(311)	(583)
Other comprehensive income
Total	—	—	—	—	49	(24)	42	67	—	(7)	60
Deferred income taxes	—	—	—	—	(7)	—	(7)	(14)	—	(1)	(15)
	—	—	—	—	42	(24)	35	53	—	(8)	45
Shareholder distributions	—	—	(83)	—	—	—	—	(83)	—	(46)	(129)
Issuances, net of redemptions	1	—	(15)	—	—	—	—	(14)	—	124	110
Stock based compensation	—	3	—	—	—	—	—	3	—	—	3
Acquisitions / dispositions	—	—	—	37	—	—	—	37	—	26	63
	1	3	(98)	37	—	—	—	(57)	—	104	47
Reversal of in period deferred income taxes, net	—	—	(28)	—	7	—	7	(14)	—	(22)	(36)
	1,279	60	4,689	57	8,087	(24)	(90)	14,058	870	8,434	23,362
Less: Deferred income taxes, net	—	—	(242)	—	(2,831)	—	(23)	(3,096)	—	(615)	(3,711)
Balance as at March 31, 2009	$1,279	$60	$4,447	$57	$5,256	$(24)	$(113)	$10,962	$870	$7,819	$19,651

Q1 2010 INTERIM REPORT	59

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) (U.S. MILLIONS) THREE MONTHS ENDED MARCH 31	2010	2009
Operating activities
Net income (loss)	$409	$(603)
Adjusted for the following items
Depreciation and amortization	179	185
Deferred income tax	36	(51)
Disposition gains	85	20
Fair value changes	(144)	453
Provisions and other	16	334
	581	338
Net change in non-cash working capital balances and other	(178)	(463)
	403	(125)
Financing activities
Corporate borrowings, net of repayments	(165)	22
Property-specific mortgages, net of issuances	138	152
Other debt of subsidiaries, net of issuances	(222)	132
Capital provided by non-controlling interests	(29)	70
Corporate preferred equity issuance	262	—
Preferred shares of subsidiaries issuances	495	—
Common shares issued, net of repurchases	8	(14)
Common shares of subsidiaries issued, net of repurchases	10	54
Shareholder distributions - subsidiaries	(86)	(46)
Shareholder distributions - corporate	(91)	(83)
	320	287
Investing activities
Investment in or sale of operating assets, net
Investment properties	(348)	(177)
Property, plant and equipment
Renewable power generation	(37)	(43)
Infrastructure	68	(85)
Special situations	(54)	(42)
Timber	—	(2)
Investments	97	6
Other financial assets	(419)	145
Restricted cash and deposits	(23)	(187)
	(716)	(385)
Cash and cash equivalents
Increase/(Decrease)	7	(223)
Balance, beginning of period	1,272	1,171
Balance, end of period	$1,279	$948

60	BROOKFIELD ASSET MANAGEMENT

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global asset management company. Focused on property, power and infrastructure assets, the company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements of the company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2010.

As these interim financial statements are the company’s first financial statements prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in these financial statements for the comparative annual period. These interim financial statements should be read in conjunction with the company’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these financial statements and the additional annual disclosures included herein.

These financial statements were authorized for issuance by the Board of Directors of the company on May 14, 2010.

(b)	Basis of Presentation
(i)	Subsidiaries

The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity of the company’s subsidiaries are included in shareholders’ equity.

(ii)	Associates

Associates are entities over which the company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The company accounts for investments over which it has significant influence using the equity method.

Interests in investments accounted for using the equity method are initially recognized at cost. The carrying value of the company’s interest in an investee is adjusted for the company’s share of income, other comprehensive income and distributions of the investee.

(iii)	Joint Arrangements

The company enters into joint arrangements with two or more parties whereby economic activity and decision-making are shared. These arrangements may take the form of a jointly controlled operation, jointly controlled asset or joint venture and accordingly the presentation of each differs.

A jointly controlled operation is where the parties to the joint arrangement each use their own assets and incur their own expenses and liabilities and a contractual agreement exists as to the sharing of revenues and joint expenses. In this case, the company recognizes only its assets and liabilities and its share of the results of operations of the jointly controlled operation.

A jointly controlled asset is a shared asset to which each party has rights and a contractual agreement exists as to the sharing of benefits and risks generated from the asset. The company recognizes its share of the asset and benefits generated from the asset in proportion to its rights.

A joint venture is an arrangement whereby each venturer does not have rights to individual assets or obligations for expenses of the venture, but where each venturer is entitled to a share of the outcome of the activities of the arrangement. The company accounts for its interests in joint ventures using the equity method.

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(c)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries and associates determines its own functional currency and items included in the financial statements of each subsidiary and associate are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its subsidiaries are translated using the closing rate and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in income. Gains or losses on transactions which hedge these items are also included in income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities of three months or less.

(e)	Revaluation Method

For certain classes of property, plant and equipment, as described below, the company uses the revaluation method of accounting. Property, plant and equipment measured using the revaluation method are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses which the company records as unrealized fair value adjustments within accumulated depreciation. Revaluations are made on a regular basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized impairment recorded through income, with the remainder of the increase recognized in other comprehensive income and accumulated in shareholders’ equity in revaluation surplus. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease is recognized in income.

(f)	Operating Assets
(i)	Renewable Power Generation

Renewable power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generation assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and geographical location into which power is sold. Generally, the first twenty years of cash flow are discounted with a residual value based on the year twenty-one cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 100
Penstocks	Up to 60
Powerhouses	Up to 100
Generators	Up to 100
Other power generation assets	Up to 35

Cost is allocated to significant components of power generating assets and each component is depreciated separately.

62	BROOKFIELD ASSET MANAGEMENT

(ii)	Investment Properties

The company uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash out-flows in respect of such current and future leases. The company determines fair value using both internal and external valuations.

(iii)	Timber

Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the balance sheet. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner’s weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income in the period of change.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

(iv)	Utilities and Fee for Services

Utilities and fee for services assets are accounted for using the revaluation method. The company determines the fair value of its utilities and fee for services assets as their depreciated replacement cost. Depreciated replacement cost is determined as the current cost of reproduction or replacement of an asset less deductions for physical deterioration and obsolescence. Valuations are performed internally.

Depreciation on utilities and fee for services assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings and transmission infrastructure	25 to 40
Machinery and equipment	5 to 35
Other transmission assets	10 to 15

(v)	Residential Development

Residential development lots and homes are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price in the ordinary course of business, less estimated expenses.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(vi)	Other Financial Assets

Other financial assets that are not an active component of the company’s asset management operations and are classified as either held-for-trading or available-for-sale. Investments in securities that are actively deployed in the company’s operations are classified as either held-for-trading or available-for-sale based on their nature and use within the company’s businesses. Financial assets are initially recorded at fair value with changes in fair value recorded in income or other comprehensive income as appropriate.

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(vii)	Loans and Notes Receivable

Loans and notes receivable are recorded initially at their fair value and, with the exception of loans and notes receivables designated as held for-trading, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as held-for-trading are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise.

(g)	Asset Impairment

At each balance sheet date the company assesses whether for assets, other than those measured at fair value with changes in value recorded in net income, there is any indication that such assets are impaired. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. Impairment losses are recorded as unrealized fair value adjustments within accumulated depreciation or cost for depreciation and non-depreciable assets, respectfully. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years.

(j)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit to which it relates. The company identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

(k)	Revenue and Expense Recognition
(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events and are presented as fees earned on the statement of operations. In some cases this will require that the recognition of performance based incentive fees be deferred to the end or towards the end of the contract at which point performance can be more accurately measured.

(ii)	Renewable Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

64	BROOKFIELD ASSET MANAGEMENT

(iii)	Commercial Properties Operations

Revenue from a commercial property is recognized when the property is ready for its intended use. Commercial properties are considered to be ready for their intended use when first generation tenant leasehold improvements arising from pre-construction leasing costs are complete.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cant cash down payment or appropriate security is received.

(iv)	Timber

Revenue from timber is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectibility is reasonably assured.

(v)	Utilities

Revenue from utilities infrastructure is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at regulated rates when the electricity is delivered, and collectibility is reasonably assured.

(vi)	Fee for Services

Revenue from fee for services infrastructure is derived from assets such as seaports and rail networks and consists primarily of terminal charges, handling charges and freight service revenue. Terminal charges are recognized at set contracted rates per tonne of coal shipped and handling charges and freight services revenue are recognized at the time of the provision of services.

(vii)	Development Activities

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is reasonably assured.

Revenue from construction contracts is recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract and to the extent to which collectibility is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and no revenue is recorded. Where it is probable that a loss will arise from a construction contract the excess of total expected costs over total expected revenue is recognized as an expense immediately.

(viii)	Loans and Notes Receivable

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

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(l)	Derivative Financial Instruments

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Unrealized mark-to-market gains and losses on derivitive financial instruments are recorded in Accounts Receivable and Other or Accounts Payable and Other, respectively.

(i)	Items classified as hedges

Realized and unrealized gains and losses on foreign exchange forward contracts, currency swap contracts and cross-currency interest rate swaps designated as hedges of currency risks are included in shareholders’ equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded as a component of shareholders’ equity as applicable.

Unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest payments are included in shareholders’ equity as a cash flow hedge when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity forward and swap contracts designated as cash flow hedges of future power generation revenue are included in shareholders’ equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

(ii)	Items not classified as hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment and other income.

(m)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(n)	Business Combinations

The acquisition of businesses are accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange of assets given, liabilities incurred or

66	BROOKFIELD ASSET MANAGEMENT

assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable able assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations (“IFRS 3”) as issued in January 2008 are recognized at their fair values at the acquisition date, except for non-current assets that are classified ed as held-for-sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations which are recognized and measured at fair value, less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in income.

Where a business combination is achieved in stages, previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed.

(o)	Other Items
(i)	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of directly attributable costs related to these assets.

(ii)	Capital Securities

Capital securities are preferred shares that may be settled by a variable number of the company’s common shares upon their conversion by the holders or the company. These instruments as well as the related accrued distributions are classified as liabilities on the consolidated balance sheets. Dividends and yield distributions on these instruments are recorded as interest expense.

(iii)	Share-based payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of stock-options issued to certain employees, is determined as the fair value of the options on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions, comprised of Deferred Share Units, Restricted Share Units and Phantom Share Options, is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(iv)	Borrowing costs

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to prepare for its intended use.

(p)	Critical Judgements and Estimates

The preparation of financial statements requires management to make critical judgements, estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recorded during the reporting period. The critical estimates and judgements utilized in preparing the company’s financial statements affect the assessment of net recoverable amounts, net realizable values and fair values, depreciation and amortization rates and useful lives, value of goodwill and intangible assets, ability to utilize tax losses and other tax measurements, effectiveness of financial hedges for accounting purposes, determination of functional currency, determination of the degree of control that exists in determining the corresponding accounting basis, and the selection of accounting policies.

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The critical estimates and judgements made in the preparation of the company’s financial statements generally applicable to all of the company’s operating segments include, among other things, future prices and margins, future sales volumes, future harvest rates and sustainable yields, future regulatory rates, discount rates utilized in the valuation of the company’s assets, liabilities and businesses, terminal valuation dates and capitalization rates, the relative credit worthiness of the company to its counterparties, the values of comparable assets and the fair value of securities not traded in an active market. In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. Actual results could differ from those estimates.

(q)	Future Changes in Accounting Policies
(i)	Financial instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

(ii)	Related Party Disclosures - revised definition of related parties

On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

3.	TRANSITION TO IFRS

The company has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS the company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The company’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the company will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The company’s transition date is January 1, 2009 (the “transition date”) and the company has prepared its opening IFRS balance sheet at that date. These financial statements have been prepared in accordance with the accounting policies described in Note 2. The company will ultimately prepare its opening balance sheet and financial statements for 2009 and 2010 by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening balance sheet and financial statements for 2009 and 2010 may differ from these financial statements.

(a)	Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations

The company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost

The company has elected to measure certain items of property, plant and equipment at fair value as at January 1, 2009 or revaluation amounts previously determined under Canadian GAAP and use those amounts as deemed cost as at January 1, 2009.

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(iii)	Employee benefits

The company has elected to recognize all cumulative actuarial gains and losses as at January 1, 2009 in opening retained earnings for the company’s employee benefit plans.

(iv)	Cumulative translation differences

The company has elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero at January 1, 2009 and absorbed into retained earnings. This exemption has been applied to all subsidiaries.

(v)	Share-based payment transactions

The company has elected to apply IFRS 2 Share-based Payment to equity instruments granted after November 7, 2002 that have not vested by the transition date.

(b)	Mandatory exceptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as non-hedging derivative financial instruments.

(ii)	Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

(c)	Reconciliation of equity as reported under Canadian GAAP to IFRS

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at the transition date:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – December 31, 2008			$4,911	$870	$—	$5,781
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	6,321	6,321
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	7,861	—	242	8,103
Investment property	(ii	)	885	—	1,730	2,615
Agricultural assets	(iii	)	445	—	361	806
Financial instruments	(iv	)	187	—	(123)	64
Lease accounting	(v	)	115	—	129	244
Deferred revenue	(vi	)	(53)	—	(73)	(126)
Unrecognized portion of employee benefit	(vii	)	(171)	—	(71)	(242)
Renewable power generation sales	(viii	)	(206)	—	(109)	(315)
Basis of accounting	(ix	)	—	—	(109)	(109)
Deferred income taxes	(x	)	(2,722)	—	(274)	(2,996)
Other			(14)	—	10	(4)
			6,327	—	1,713	8,040
As reported under IFRS – January 1, 2009			$11,238	$870	$8,034	$20,142

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The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at March 31, 2009:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – March 31, 2009			$4,976	$870	$—	$5,846
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	6,214	6,214
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	8,014	—	58	8,072
Investment property	(ii	)	551	—	1,494	2,045
Agricultural assets	(iii	)	457	—	296	753
Financial instruments	(iv	)	312	—	(202)	110
Lease accounting	(v	)	111	—	181	292
Deferred revenue	(vi	)	(40)	—	(90)	(130)
Unrecognized portion of employee benefit	(vii	)	(168)	—	(58)	(226)
Renewable power generation sales	(viii	)	(330)	—	(106)	(436)
Basis of accounting	(ix	)	—	—	143	143
Deferred income taxes	(x	)	(2,950)	—	(135)	(3,085)
Other			29	—	24	53
			5,986	—	1,605	7,591
As reported under IFRS – March 31, 2009			$10,962	$870	$7,819	$19,651

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at December 31, 2009:
(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – December 31, 2009			$6,403	$1,144	$—	$7,547
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	8,969	8,969
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	7,972	—	288	8,260
Investment property	(ii	)	546	—	1,311	1,857
Agricultural assets	(iii	)	471	—	218	689
Financial instruments	(iv	)	(309)	—	(273)	(582)
Lease accounting	(v	)	70	—	96	166
Deferred revenue	(vi	)	(131)	—	(147)	(278)
Unrecognized portion of employee benefit	(vii	)	(176)	—	(69)	(245)
Renewable power generation sales	(viii	)	(281)	—	(94)	(375)
Basis of accounting	(ix	)	—	—	31	31
Deferred income taxes	(x	)	(2,637)	—	(142)	(2,779)
Other			(61)	—	45	(16)
			5,464	—	1,264	6,728
As reported under IFRS – December 31, 2009			$11,867	$1,144	$10,233	$23,244

(i)	Property, Plant and Equipment

Under IFRS the company measures renewable power generation and certain other assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depreciation. In addition the company elected to measure available assets at their fair value and use that amount as their deemed cost on transition to IFRS. The increase in shareholders’ equity relates to the difference in the fair value of these assets and their carried amounts for Canadian GAAP.

70	BROOKFIELD ASSET MANAGEMENT

(ii)	Investment Property

The company measures its commercial property and certain other assets as investment property and records the assets at fair value under IFRS whereas for Canadian GAAP the company had recorded such assets at historic cost less any accumulated amortization. The increase in shareholders’ equity relates to the difference in the fair value of investment property and their carried amount for Canadian GAAP.

(iii)	Agricultural Assets

The company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell for IFRS whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depletion or as inventory. The increase in shareholders’ equity relates to the difference in the fair value, less estimated point-of-sale costs, of the company’s standing timber and other agricultural assets and their carried amounts for Canadian GAAP.

(iv)	Financial Instruments

For IFRS, certain equity securities that were for Canadian GAAP measured at historical cost are measured at fair value. Changes in fair value are recorded in income in the period of change. Additionally, non-controlling interests of others in the net assets of consolidated subsidiaries held in the form of equity securities that contain a feature that allows the holder to redeem the instrument for cash or another financial asset are for IFRS presented as a liability and recorded at fair value. For Canadian GAAP these interests were presented within non-controlling interests and measured at the pro-rata share of net assets not owned by the company of such consolidated subsidiaries.

The effect on shareholders’ equity of these differences related to financial instruments is as follows:

(MILLIONS)	Common Equity	Non-controlling Interest	Shareholders’ Equity
As at January 1, 2009
Equity securities at fair value	$334	$—	$334
Redeemable units	(147)	(123)	(270)
	$187	$(123)	$64
As at March 31, 2009
Equity securities at fair value	$433	$—	$433
Redeemable units	(121)	(202)	(323)
	$312	$(202)	$110
As at December 31, 2009
Equity securities at fair value	$317	$—	$317
Redeemable units	(626)	(273)	(899)
	$(309)	$(273)	$(582)

(v)	Lease Accounting

For both Canadian GAAP and IFRS rental revenue from operating leases is recognized on a straight-line basis over the term of the lease. Under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considered only rental revenues to be received on a prospective basis subsequent to January 1, 2004, the adoption date of this accounting policy for Canadian GAAP purposes. In addition leasing intangibles that were recognized for Canadian GAAP upon acquisition of properties were derecognized on transition to IFRS.

(vi)	Deferred Revenue

IFRIC 15 Agreements for the Construction of Real Estate provides specific guidance to determine whether an agreement represents a contract for the construction of real estate or the sale of real property. For both Canadian GAAP and IFRS construction contracts are measured using the percentage-of-completion method and sales of real property are recognized in revenue upon completion, when title passes to the purchaser and the collectibility is reasonably assured. Upon transition to IFRS certain contracts in the company’s Brazilian development business that were measured for Canadian GAAP using the percentage-of-completion method were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS these contracts are recognized in revenue upon completion of construction and transfer to the purchaser.

(vii)	Unrecognized Portion of Employee Benefits

Q1 2010 INTERIM REPORT	71

The company elected to recognize all cumulative actuarial gains and losses as at January 1, 2009. Cumulative actuarial gains and losses that existed at the transition date were recognized in opening retained earnings for all of the company’s employee benefit plans.

(viii)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accrual basis for IFRS.

(ix) Basis of Accounting

Under Canadian GAAP the conclusion as to whether an entity should be consolidated is determined either by using two different frameworks: the variable interest entity or voting control models. Under IFRS an entity is consolidated if it is controlled by the company. Control under IFRS is defined as the power to govern the financial and operating policies of an entity to obtain benefit and is presumed to exist when the parent controls, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. The decrease represents the effect of equity accounting certain of the company’s investments under IFRS that were previously consolidated under Canadian GAAP.

(x)	Deferred Income Taxes

The decrease in shareholders’ equity related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS adjustments described.

(d)	Reconciliation Of Net Income As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and the three month period ended March 31, 2009.

(MILLIONS)	Note		Three months ended March 31, 2009	Year ended December 31, 2009
Net income as reported under Canadian GAAP			$93	$454
Add back: non-controlling interests	(i	)	7	219
Differences increasing (decreasing) reported net income:
Depreciation of fair value adjustments	(ii	)	(98)	(255)
Investment property	(iii	)	(574)	(1,025)
Agricultural assets	(iv	)	13	(24)
Financial instruments	(v	)	1	(433)
Lease accounting	(vi	)	(14)	(57)
Revenue recognition	(vii	)	(22)	(128)
Renewable power generation sales	(viii	)	15	60
Basis of accounting	(ix	)	(39)	28
Deferred income taxes	(x	)	21	269
Other			(6)	(6)
			(703)	(1,571)
Net loss as reported under IFRS			$(603)	$(898)
Attributable to:
Common shareholders			$(292)	$(879)
Non-controlling interests			$(311)	$(19)

(i)	Non-controlling Interests

Non-controlling interests is included in the determination of net income under IFRS. This adjustment adds back non-controlling interests expense to net income as reported under Canadian GAAP.

72	BROOKFIELD ASSET MANAGEMENT

(ii)	Depreciation of Fair Value Adjustments

Certain property, plant and equipment were recorded at fair value on transition at carried values in excess of their recorded amount under Canadian GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(iii)	Investment Property

For IFRS the company measures investment property at fair value and records any change in fair value in income during the period of change. Under Canadian GAAP commercial property was recorded at historic cost and depreciated over its estimated useful life.

(iv)	Agricultural Assets

For IFRS the company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell, with changes in fair value or costs to sell recorded in income during the period of change. Under Canadian GAAP the company had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels. Depletion is not recorded under IFRS.

(v)	Financial Instruments

Under IFRS the change in fair value attributable to changes in exchange rates of available-for-sale debt securities denominated in foreign currencies is recorded in income whereas for Canadian GAAP this amount was recorded in other comprehensive income. Furthermore, the change in the fair value of equity securities and interests of others in funds classified outside of shareholders’ equity is recorded in income in the period of change under IFRS.

(vi)	Lease Accounting

As described in 3(c)(v) under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considers only rentals to be received on a prospective basis subsequent to the adoption of this accounting policy for Canadian GAAP purposes. In addition leasing intangibles recognized for Canadian GAAP are no longer amortized into income for IFRS.

(vii)	Deferred Revenue

As described in 3(c)(vi), upon transition to IFRS certain contracts that were for Canadian GAAP measured using the percentage of completion method were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS sales under these contracts are recognized in revenue upon completion of construction and transfer to the purchaser.

(viii)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accord basis for IFRS.

(ix)	Basis of Accounting

The company either consolidates or does not consolidate certain entities under IFRS that were accounted for differently under Canadian GAAP. Accordingly, where the company has deconsolidated entities the results of operations attributable to the non-controlling interest are excluded from the determination of net income under IFRS.

(x)	Deferred Taxes

Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above.

Q1 2010 INTERIM REPORT	73

(e)	Reconciliation Of Comprehensive (Loss) Income As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three month period ended March 31, 2009.

(MILLIONS)	Note		Three months ended March 31, 2009	Year ended December 31, 2009
Comprehensive income as reported under Canadian GAAP			$ 159	$ 1,829
Add back: non-controlling interests	(i	)	7	219
Differences increasing (decreasing) reported amount:
Differences in net income	(ii	)	(703)	(1,571)
Foreign currency translation	(iii	)	(106)	927
Financial instruments	(iv	)	13	51
Revaluations of property, plant and equipment	(v	)	49	(505)
Equity accounted investments	(vi	)	23	(13)
Deferred taxes	(vii	)	—	105
			(724)	(1,006)
Comprehensive (loss) income as reported under IFRS			$ (558)	$ 1,042

(i)	Non-controlling Interests

Non-controlling interests are included in the determination of comprehensive income under IFRS reported by an entity. This adjustment adds back non-controlling interests expense as determined under Canadian GAAP.

(ii)	Differences in Net Income

Reflects the differences in net income between Canadian GAAP and IFRS as described in 3(d) for the respective period.

(iii)	Foreign Currency Translation

Reflects the impact of foreign currency on the IFRS adjustments described above.

(iv)	Financial Instruments

The difference primarily relates to equity securities that are not traded in an active market that were measured at cost for Canadian GAAP whereas for IFRS these securities are recorded at fair value with changes in fair value recorded in other comprehensive income.

(v)	Revaluations of Property, Plant and Equipment

The company measures renewable power generation and certain other assets at their revalued amount under IFRS. Revaluations of these assets in excess of their cost base less accumulated depreciation is recorded as a component of shareholders’ equity in revaluation surplus.

(vi)	Equity Accounted Investments

The change reflects the impact of various changes in IFRS to equity accounted investments.

(vii)	Deferred Income Taxes

The change related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS and Canadian GAAP reconciling items described above not already recorded in comprehensive income.

(f)	Use Of Deemed Cost

The company used fair value as deemed cost in its opening balance sheet to establish the carrying values for $137 million of property, plant and equipment at the transition date.

74	BROOKFIELD ASSET MANAGEMENT

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly transportation, utilities and timberland operations located in Australia, North America, the United Kingdom and South America;

(d)

development activities operations, which are principally residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	special situations operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table reconciles revenue, net income (loss), assets and liabilities by reportable segments:

	Three months ended March 31, 2010		Three months ended March 31, 2009		March 31, 2010		December 31, 2009
(MILLIONS)	Revenue	Net Income	Revenue	Net Income	Assets	Liabilities	Assets	Liabilities
Renewable power generation	$ 337	$ 27	$ 297	$ 71	$ 15,120	$ 9,592	$ 15,080	$ 9,501
Commercial properties	270	87	194	(299)	23,564	13,569	22,606	13,396
Infrastructure	196	9	95	7	6,374	2,998	6,395	3,019
Development activities	436	1	213	(10)	9,185	4,891	8,867	4,702
Special situations	445	51	464	(54)	6,729	3,561	7,000	3,804
Cash, financial assets, fee revenues and other	1,060	(11)	770	(7)	5,154	7,114	4,977	7,259
	$ 2,744	$ 164	$ 2,033	$ (292)	$ 66,126	$ 41,725	$ 64,925	$ 41,681

Revenues, assets and liabilities by geographic segments are as follows:

	Three months ended March 31
	2010	2009	March 31, 2010		December 31, 2009
(MILLIONS)	Revenue		Assets	Liabilities	Assets	Liabilities
United States	$997	$982	$30,733	$15,895	$30,389	$17,228
Canada	460	359	15,278	13,936	14,104	12,546
Australia	558	313	7,448	4,293	7,044	4,286
Brazil	467	131	9,203	5,148	9,168	4,963
Europe	144	180	2,957	2,129	3,438	2,318
Other	118	68	507	324	782	340
	$2,744	$2,033	$66,126	$41,725	$64,925	$41,681

Q1 2010 INTERIM REPORT	75

5.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	March 31, 2010	December 31, 2009
Renewable power generation	$12,943	$12,985
Timberlands	744	747
Utilities	211	205
Fee for services	283	301
Special situations	1,991	2,083
Other property, plant and equipment	197	197
	$16,369	$16,518

6. COMMON EQUITY

(a)	Common Shares

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	March 31, 2010	December 31, 2009
Class A and B common shares	$1,297	$1,289
Contributed surplus	82	75
Retained earnings	3,660	3,594
Disposition gains	175	99
Accumulated other comprehensive income	6,841	6,810
Common equity	$12,055	$11,867
NUMBER OF SHARES
Class A common shares	573,897,473	572,782,819
Class B common shares	85,120	85,120
	573,982,593	572,867,939
Unexercised options	41,955,526	34,883,426
	615,938,119	607,751,365
Capital securities	28,782,178	29,597,539
Diluted common shares	644,720,297	637,348,904

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

(b)	Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

76	BROOKFIELD ASSET MANAGEMENT

During the three months ended March 31, 2010, the company granted 8.2 million stock options at an average exercise price of $23.18 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 32.7% volatility, a weighted average expected dividend yield of 2.2% annually, a risk free rate of 3.0% and a liquidity discount of 25%.

7.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

(MILLIONS)	March 31, 2010	December 31, 2009	January 1, 2009
Current portion	$2,410	$1,797	$1,012
Non-current portion	2,788	3,363	3,494
	$5,198	$5,160	$4,506
(b) Accounts Receivable and Other
(MILLIONS)	March 31, 2010	December 31, 2009	January 1, 2009
Current portion	$3,410	$695	$1,733
Non-current portion	2,051	4,465	2,241
	$5,461	$5,160	$3,974
(c) Inventory
(MILLIONS)	March 31, 2010	December 31, 2009	January 1, 2009
Current portion	$2,939	$1,189	$1,805
Non-current portion	2,649	4,364	2,863
	$5,588	$5,553	$4,668
(d) Accounts Payable and Other
(MILLIONS)	March 31, 2010	December 31, 2009	January 1, 2009
Current portion	$3,521	$2,941	$4,324
Non-current portion	3,869	4,828	2,591
	$7,390	$7,769	$6,915
(e) Property Specific Mortgages
(MILLIONS)	March 31, 2010	December 31, 2009	January 1, 2009
Current portion	$3,347	$2,557	$3,077
Non-current portion	16,520	17,121	14,731
	$19,867	$19,678	$17,808
(f) Subsidiary Borrowings
(MILLIONS)	March 31, 2010	December 31, 2009	January 1, 2009
Current portion	$1,203	$905	$1,100
Non-current portion	2,621	2,895	2,561
	$3,824	$3,800	$3,661

Q1 2010 INTERIM REPORT	77

SELECTED ANNUAL DISCLOSURES

As these interim financial statements are the company’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were accordingly not included in the company’s most recent annual financial statements prepared in accordance with Canadian GAAP have been included in these financial statements for the comparative annual period as Notes 8 through 22.

8.	INVENTORY

(MILLIONS)	December 31, 2009	January 1, 2009
Residential properties under development	$4,621	$3,680
Completed residential properties	456	429
Pulp, paper and other	476	559
Total carrying value	$5,553	$4,668

1.    The carrying amount of inventory pledged as security for property specific mortgages at December 31, 2009 was $1,618 million (January 1, 2009 – $1,528 million).

9.	INVESTMENTS

Investments include associates and equity accounted joint ventures.

(MILLIONS)
As at January 1, 2009	$4,614
Acquisitions, net of dispositions	172
Share of profit / (loss)	(329)
Distributions received	(24)
Foreign currency translation and other	21
As at December 31, 2009	$4,454

The following are the company’s equity accounted investments:

	Ownership Interest		Carrying Value
(MILLIONS)	December 31, 2009	January 1, 2009	December 31, 2009	January 1, 2009
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$119	$120
Other renewable power generation	23-50%	23-50%	157	153
Commercial properties
U.S. Core Fund	47%	45%	945	2,078
245 Park Avenue	51%	51%	613	635
Australian Property Funds	21%	21%	40	78
Other commercial properties	25-50%	25-50%	1,047	684
Infrastructure
Prime Infrastructure	40%	—%	656	—
Transelec S.A.	28%	28%	360	384
Other	25-45%	25-28%	517	482
Total			$4,454	$4,614

78	BROOKFIELD ASSET MANAGEMENT

The following table summarizes the financial information of equity accounted investments:

	December 31, 2009		January 1, 2009		Year ended December 31, 2009
(MILLIONS)	Assets	Liabilities	Assets	Liabilities	Revenue	Income (Loss)	Share of Income (Loss)
Renewable power generation
Bear Swamp Power Co. LLC	$ 566	$ 328	$ 602	$ 315	$ 81	$ 18	$ 9
Other renewable power generation	546	221	463	160	36	(4)	(2)
Commercial properties
U.S. Core Fund	7,294	5,991	8,360	5,289	825	(1,037)	(370)
245 Park Avenue	773	228	783	232	122	(6)	(3)
Australian Property Funds	1,116	791	1,683	1,244	119	(33)	(8)
Other commercial properties	1,453	441	1,596	476	388	25	14
Infrastructure
Prime Infrastructure	13,740	10,091	—	—	205	44	18
Transelec S.A.	4,182	2,838	3,520	2,367	331	14	2
Other	1,924	1,347	1,661	1,043	150	39	11
	$ 31,594	$ 22,276	$ 18,668	$ 11,126	$ 2,257	$ (940)	$ (329)

Certain of our investments in associates have restrictions as to the extent that they can transfer funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

Certain of our investments are publicly listed entities with active pricing in a liquid market. The publicly listed price of these investments in comparison to the company’s carrying value is as follows:

	December 31, 2009		January 1, 2009
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
Australian Property Funds	$ 55	$ 40	$ 41	$ 78
Prime Infrastructure	520	656	—	—

10.	INTANGIBLE ASSETS

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 1,082	$ 631
Accumulated amortization	(161)	(101)
Net intangible assets	$ 921	$ 530

(MILLIONS)
Cost at January 1, 2009		$ 631
Additions		331
Disposals		(5)
Foreign currency translation		125
Cost at December 31, 2009		$ 1,082

(MILLIONS)
Accumulated amortization at January 1, 2009		$ (101)
Amortization		(38)
Foreign currency translation		(22)
Accumulated amortization at December 31, 2009		$ (161)

Q1 2010 INTERIM REPORT	79

11.	GOODWILL

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 2,255	$ 1,904
Accumulated impairment losses	(7)	—
Total	$ 2,248	$ 1,904
Allocated to cash generating units as follows:
Construction	$ 756	$ 599
Longview Timber	591	591
Brazil residential	311	234
Australian funds	179	170
Brazil retail funds	162	121
Other	249	189
Total	$ 2,248	$ 1,904

(MILLIONS)
Cost at January 1, 2009		$ 1,904
Additions		27
Disposals		(5)
Foreign currency translation		329
Cost at December 31, 2009		$ 2,255

(MILLIONS)
Accumulated impairment at January 1, 2009		$ —
Impairment losses		(7)
Accumulated impairment at December 31, 2009		$ (7)

12.	INVESTMENT PROPERTIES

(MILLIONS)
Fair value at January 1, 2009	$ 16,694
Additions	1,726
Disposals	(403)
Fair value adjustments	(788)
Foreign currency translation	1,981
Fair value at December 31, 2009	$ 19,210

The fair value of investment properties is generally determined by discounting the expected cash flows of the properties based upon internal plans and assumptions and external valuations. All properties are externally valued on a three-year rotation. Certain adjustments have been made to external valuations conducted by third parties as follows:

(MILLIONS)	December 31, 2009	January 1, 2009
Properties where fair value is determined by external valuators	$ 10,434	$ 3,587
Adjustments to external valuations[1]	87	12
	10,521	3,599
Internal appraisals	8,689	13,095
Fair value recorded in financial statements	$ 19,210	$ 16,694

1.	Adjustments primarily relate to straight-line rentals included in the property revaluation.

13.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 19,046	$ 17,433
Accumulated depreciation	(2,528)	(1,794)
Total	$ 16,518	$ 15,639

80	BROOKFIELD ASSET MANAGEMENT

The company’s property, plant and equipment is shown in the following table:

(MILLIONS)	Note	December 31, 2009	January 1, 2009
Renewable power generation	(a)	$ 12,985	$ 12,455
Timber lands	(b)	747	809
Utilities	(c)	205	219
Fee for services	(d)	301	—
Special situations	(e)	2,083	1,940
Other property, plant and equipment	(f)	197	216
		$ 16,518	$ 15,639

(a)	Renewable Power Generation

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 13,377	$ 12,455
Accumulated depreciation	(392)	—
Total	$ 12,985	$ 12,455

Renewable power generation assets includes the cost of the company’s 163 hydroelectric generating stations, one wind energy farm, one pumped storage and two natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2010 to 2046.

Renewable power generation assets are accounted for under the revaluation model, which requires the asset to be carried at its revalued amount, being the fair value as of the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated unrealized fair value adjustments. The most recent date of revaluation for generation assets was December 31, 2009, and the company determined fair value at that date by discounting the expected cash flows of each facility at discount rates reflecting the characteristics of the facility associated power sales agreements and the market in which the facility operates.

The following table presents the changes to the cost basis of the company’s renewable power generation assets:

(MILLIONS)
Balance at January 1, 2009	$ 12,455
Additions	51
Unrealized fair value adjustments	(122)
Foreign currency translation	993
Balance at December 31, 2009	$ 13,377

The following table presents the changes to the accumulated depreciation and unrealized fair value adjustments of the company’s power generation assets.

(MILLIONS)
Balance at January 1, 2009	$ —
Depreciation expense	(385)
Unrealized fair value adjustments	(7)
Balance at December 31, 2009	$ (392)

If renewable power generation assets were measured using the cost model, the carrying amounts would be as follows:

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 6,371	$ 5,383
Accumulated depreciation	(1,290)	(935)
Total	$ 5,081	$ 4,448

Q1 2010 INTERIM REPORT	81

(b)	Timberlands

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 855	$ 809
Accumulated depreciation	(108)	—
Total	$ 747	$ 809

The following table presents the change in the balance of property, plant and equipment within the company’s timber business.

(MILLIONS)
Balance at January 1, 2009	$ 809
Additions	38
Foreign currency translation and other	8
Balance at December 31, 2009	$ 855

The following table presents the changes to the accumulated depreciation and unrealized fair value adjustments of the property, plant and equipment within the company’s timber business:

(MILLIONS)
Balance at January 1, 2009	$ —
Unrealized fair value adjustments	(107)
Depreciation expense	(1)
Balance at December 31, 2009	$ (108)

(c)	Utilities

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 212	$ 219
Accumulated depreciation	(7)	—
Total	$ 205	$ 219

The company’s utilities infrastructure assets are comprised of power transmission and distribution networks, which are operated primarily under regulated rate base arrangements that are applied to the company’s invested capital.

Utilities assets are accounted for under the revaluation model, which requires the asset to be carried at its revalued amount, being the fair value as of the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated unrealized fair value adjustments. The most recent date of revaluation for transmission assets was December 31, 2009, and the company determined fair value at that date to be depreciated replacement cost based on the current replacement cost of transmission assets and the expected useful lives of existing assets.

The following table presents the changes to the cost basis of the company’s utilities assets:

(MILLIONS)
Balance at January 1, 2009	$ 219
Additions	12
Disposals	(45)
Foreign currency translation and other	26
Balance at December 31, 2009	$ 212

82	BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the accumulated depreciation of the company’s utilities and energy assets:

(MILLIONS)
Balance at January 1, 2009	$ —
Depreciation expense	(7)
Disposals	1
Foreign currency translation	(1)
Balance at December 31, 2009	$ (7)

If utilities were measured using the cost model, the carrying amounts would be as follows:

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 216	$ 249
Accumulated depreciation	(72)	(91)
Total	$ 144	$ 158

(d)	Fee for Services

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 302	$ —
Accumulated depreciation	(1)	—
Total	$ 301	$ —

The following table presents the changes to the cost of the company’s fee for services assets:

(MILLIONS)
Balance at January 1, 2009	$ —
Additions	302
Balance at December 31, 2009	$ 302

The following table presents the changes to the accumulated depreciation of the company’s fee for services assets:

(MILLIONS)
Balance at January 1, 2009	$ —
Depreciation expense	(1)
Balance at December 31, 2009	$ (1)

(e)	Special Situations

(MILLIONS)	December 31, 2009	January 1, 2009
Cost	$ 4,074	$ 3,714
Accumulated depreciation	(1,991)	(1,774)
Total	$ 2,083	$ 1,940

Special situations includes capital assets owned by the company’s investees held directly or consolidated through funds.

Q1 2010 INTERIM REPORT	83

These assets are accounted for under the cost model, which requires the asset to be carried at its cost less any accumulated depreciation and any accumulated unrealized fair value adjustments. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in the company’s special situations:

(MILLIONS)
Balance at January 1, 2009	$3,714
Additions	232
Disposals	(70)
Foreign currency translation	198
Balance at December 31, 2009	$4,074

The following table presents the changes to the accumulated amortization and unrealized fair value adjustments of the company’s other property, plant and equipment within its special situations operations:

(MILLIONS)
Balance at January 1, 2009	$(1,774)
Depreciation expense	(167)
Unrealized fair value adjustments	(39)
Disposals	53
Foreign currency translation	(64)
Balance at December 31, 2009	$(1,991)

(f)	Other Property, Plant and Equipment

Other property, plant and equipment includes construction in progress and development properties and totalled $197 million at December 31, 2009 (January 1, 2009 – $216 million).

14.	TIMBER

(MILLIONS)	December 31, 2009	January 1, 2009
Timber	$2,593	$2,596
Other	358	234
Total	$2,951	$2,830

The company held 1,401 million acres of consumable freehold timber at December 31, 2009 (January 1, 2009 – 1,405 million), of which approximately 825 million (January 1, 2009 – 824 million) acres were classified as mature and available for harvest.

The following table presents the change in the balance of standing timber within the company’s timber business:

(MILLIONS)
Balance at January 1, 2009	$2,596
Fair value adjustments	54
Decrease due to harvest	(88)
Foreign currency changes	31
Balance at December 31, 2009	$2,593

84	BROOKFIELD ASSET MANAGEMENT

15.	CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	December 31, 2009	January 1, 2009
Term debt	Public – U.S.	March 1, 2010	5.75%	US$	$ 200	$ 200
Term debt	Public – U.S.	June 15, 2012	7.13%	US$	350	350
Term debt	Private – U.S.	October 23, 2012	6.40%	US$	75	75
Term debt	Private – U.S.	October 23, 2013	6.65%	US$	75	75
Term debt	Private – Canadian	April 30, 2014	6.26%	C$	35	—
Term debt	Private – Canadian	June 2, 2014	8.95%	C$	475	—
Term debt	Public – U.S.	April 25, 2017	5.80%	US$	240	250
Term debt	Public – Canadian	April 25, 2017	5.29%	C$	238	205
Term debt	Public – U.S.	March 1, 2033	7.38%	US$	250	250
Term debt	Public – Canadian	June 14, 2035	5.95%	C$	285	246
Commercial paper through bank borrowings			L + 62.5 b.p.	US$/C$	388	649
Deferred financing costs[1]					(18)	(16)
Total					$ 2,593	$ 2,284

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

L – One month LIBOR            b.p. – Basis Points

16.	NON-RECOURSE BORROWINGS
(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development Activities	Other	Total Annual Payments
2010	$ 386	$ 1,143	$ 5	$ 959	$ 64	$ 2,557
2011	122	883	2	712	126	1,845
2012	582	1,708	—	430	636	3,356
2013	138	1,541	453	128	76	2,336
2014	288	596	—	41	1	926
Thereafter	2,345	3,669	1,528	49	1,067	8,658
Total – December 31, 2009	$ 3,861	$ 9,540	$ 1,988	$ 2,319	$ 1,970	$ 19,678
Total – January 1, 2009	$ 3,353	$ 8,976	$ 1,582	$ 2,437	$ 1,460	$ 17,808

Q1 2010 INTERIM REPORT	85

Property-specific mortgages by currency include:

(MILLIONS)	December 31, 2009	Local Currency
U.S. dollars	$ 9,831	9,831
Canadian dollars	3,215	3,383
Brazilian reals	2,398	4,176
British pounds	1,201	743
European euros	48	33
Australian dollars	2,865	3,193
New Zealand dollars	120	166
Total	$ 19,678	N/A

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows.

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development Activities	Other	Total Annual Payments
2010	$ 28	$ 392	$ —	$ 296	$ 189	$ 905
2011	122	159	—	179	118	578
2012	380	—	—	—	246	626
2013	—	—	—	—	81	81
2014	—	—	—	—	217	217
Thereafter	614	—	—	—	779	1,393
Total – December 31, 2009	$ 1,144	$ 551	$ —	$ 475	$ 1,630	$ 3,800
Total – January 1, 2009	$ 653	$ 831	$ 140	$ 390	$ 1,647	$ 3,661

Subsidiary borrowings by currency include:

(MILLIONS)	December 31, 2009	Local Currency
U.S. dollars	$ 1,860	1,860
Canadian dollars	1,191	1,253
British pounds	161	100
Australian dollars	588	655
Total	$ 3,800	N/A

17.	INTERESTS OF OTHERS IN FUNDS

Interests of others in funds classified outside of shareholders’ equity is comprised of the following:

(MILLIONS)	December 31, 2009	January 1, 2009
Redeemable units	$ 899	$ 283
Limited life funds	122	—
	$ 1,021	$ 283

Redeemable units represents the interests of others in the company’s Canadian renewable power fund, whose units have a redemption feature allowing holders to redeem their units from the fund for an amount based on the market price of the units. These interests are measured at the redemption amount at the balance sheet date. Changes in the redemption amount are recorded in income in the period of change. A maximum of $0.3 million may be redeemed in one single month for cash cumulatively by all holders and the fund may satisfy additional redemptions through the issuance of notes in lieu of cash which are redeemable at the option of the Fund.

Limited life funds represents the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to non-controlling interests based on their pro rata share of the funds equity in the form of cash or other financial assets at cessation of the fund’s life. The increase or decrease in the amount of the liability resulting from the operations of the fund that is attributable to others is recorded in income.

86	BROOKFIELD ASSET MANAGEMENT

18. COMMON EQUITY

Deferred Share Unit (“DSU”) and Restricted Share Unit (“RSU”) Plans

A Restricted Share Unit Plan provides for the issuance of DSUs, as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2009 was $138 million (January 1, 2009 – $89 million) and $93 million (January 1, 2009 – $55 million), respectively.

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2009, including those of operating subsidiaries, totalled $30 million net of the impact of hedging arrangements.

	DSUs	RSUs
(MILLIONS)	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2009	6,980	9,331	C$ 13.50
Granted and reinvested	956	—	—
Exercised	(1,083)	(949)	13.45
Cancelled	(59)	(240)	13.47
Outstanding at December 31, 2009	6,794	8,142	C$ 13.48

The fair value of RSUs were determined using the Black-Scholes model of valuation, with inputs to the model as follows.

	Unit	December 31, 2009	January 1, 2009
Share price on date of measurement	C$	23.37	18.55
Weighted average exercise price	C$	13.48	13.50
Term to exercise	Years	12.2	13.2
Share price volatility	%	29.0	29.1
Weighted average of expected annual dividend yield	%	2.0	2.6
Risk-free rate	%	4.3	3.3
Weighted average fair value of a unit	C$	12.02	7.38

The fair value of DSUs are equal to the traded price of the company’s common shares.

Q1 2010 INTERIM REPORT	87

19.	REVENUE

The company recognized revenue from the following sources:

YEAR ENDED DECEMBER 31, 2009 (MILLIONS)
Renewable power generation	$1,163
Commercial properties	2,156
Infrastructure	452
Development activities	1,400
Special situations	1,905
Cash, financial assets and other	2,263
Total	$9,339

20.	INCOME TAXES

The major components of income tax expense for the year ended December 31, 2009 are set out below:

YEAR ENDED DECEMBER 31, 2009 (MILLIONS)
Current income tax expense / (recovery)
Current income tax charge	$(2)
Benefit arising from previously unrecognized tax assets	(2)
Total current income tax	$(4)
Deferred income tax expense / (recovery)
Origination and reversal of temporary differences	$(308)
Benefit arising from previously unrecognized tax assets	13
Change of tax rates and imposition of new legislation	(8)
Non-recognition of benefit of current year’s tax losses	27
Total deferred income tax	$(276)

The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the differences set out below:

YEAR ENDED DECEMBER 31, 2009
Statutory income tax rate	33%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(4)
International operations subject to different tax rates	(3)
Change in tax rates on temporary differences	(2)
Derecognition of future tax assets/(liabilities)	2
Foreign exchange gain and losses	(1)
Non-recognition of the benefit of current year’s tax losses	(5)
Other	(1)
Effective income tax rate	19%

The following chart details the expiry date, if applicable, of the unrecognized deferred tax assets.

(MILLIONS)	December 31, 2009	January 1, 2009
2009	$—	$—
2010	5	—
2011	—	5
2012	—	—
2013	—	—
2014	29	—
2015	15	29
2016 – 2020	—	15
After 2020	257	190
Do not expire	483	483
Total	$789	$722

88	BROOKFIELD ASSET MANAGEMENT

The dividend payment on certain preferred shares of the company result in the payment of cash taxes and the company obtaining a grossed up deduction for the amount of these taxes.

Deferred income tax assets and liabilities as at December 31, 2009 and January 1, 2009 relates to the following:

(MILLIONS)	December 31, 2009	January 1, 2009
Non-capital losses (Canada)	$ 596	$ 277
Capital losses (Canada)	182	118
Non-capital losses (U.S.)	257	167
Capital losses (U.S.)	14	24
Non-capital losses (International)	211	119
Capital losses (International)	288	155
Difference in basis	(4,460)	(3,885)
Valuation allowance	(789)	(722)
Total net deferred tax liability	$ (3,701)	$ (3,747)

(MILLIONS)	December 31, 2009	January 1, 2009
Deferred income tax asset	$ 1,478	$ 1,129
Deferred income tax liability	(5,179)	(4,876)
Total net deferred tax liability	$ (3,701)	$ (3,747)

21.	JOINT OPERATIONS

The following amounts represent the company’s proportionate interest in joint operations that are proportionately consolidated in the company’s accounts:

AS AT AND YEAR ENDED DECEMBER 31, 2009 (MILLIONS)
Current assets	$ 180
Long-term assets	2,016
Total assets	$ 2,196
Current liabilities	$ 68
Long-term liabilities	556
Total liabilities	$ 624
Revenues	$ 298
Expenses	458
Net income	$ (160)

The following are the significant joint ventures proportionately consolidated by the company:

DECEMBER 31, 2009	Interest	Principal Activity	Location
Bankers Hall	50%	Commercial property	Canada
Suncor Energy Centre	50%	Commercial property	Canada
Fifth Avenue Place	50%	Commercial property	Canada
Other	25% - 90%	Various	Various

Q1 2010 INTERIM REPORT	89

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2009 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]

Series 2, 4, 10, 11, 12, 13, 17,

18, 21, 22 and 24	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

90	BROOKFIELD ASSET MANAGEMENT

Brookfield Asset Management Inc.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower Two	Level 12, Al Attar
200 Vesey Street, 10th Floor	135 King Street	26/F, 2601	Business Tower
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Sheikh Zayed Road
10281-0221	T 61.2.9322.2000	T 852.2810.4538	Dubai, UAE
T 212.417.7000	F 61.2.9322.2001	F 852.2810.7083	T 971.4.3158.500
F 212.417.7196			F 971.4.3158.600

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil
181 Bay Street, Box 762	United Kingdom	22290 - 160
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250
T 416.363.9491	F 44 (0) 20.7659.3501	T 55(21) 3527.7800
F 416.365.9642		F 55(21) 3527.7799

www.brookfield.com            NYSE: BAM    TSX: BAM.A    EURONEXT: BAMA